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                                     [LOGO]

                       SHERRITT INTERNATIONAL CORPORATION
                            ANNUAL INFORMATION FORM
                                 March 15, 2002
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                       SHERRITT INTERNATIONAL CORPORATION
                            ANNUAL INFORMATION FORM

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                         --------
Item 1     Incorporation...............................................      1

Item 2     General Development of the Business.........................      2

Item 3     Narrative Description of the Business.......................      4

           COAL........................................................      4

           METALS......................................................     21

           OIL AND GAS.................................................     26

           ELECTRICITY.................................................     33

           COMMUNICATIONS..............................................     36

           OTHER INVESTMENTS...........................................     36

           ENVIRONMENT.................................................     37

           EMPLOYEES...................................................     42

           RISKS.......................................................     42

Item 4     Selected Consolidated Financial Information.................     43

Item 5     Management's Discussion and Analysis........................     44

Item 6     Market for Securities.......................................     44

Item 7     Directors and Officers......................................     45

Item 8     Additional Information......................................     47

                                       i
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                         DEFINITIONS AND ABBREVIATIONS

    The following definitions and abbreviations are used throughout this document:

"ANTHRACITE COAL" means a class of coal of the highest rank and having a heat value, calculated on an ash-free basis, as high as 34,900 KJ/Kg and primarily used for industrial and home heating purposes.

"BPD" means barrels per day.

"BBL" means barrel or 34.962 imperial gallons.

"BCF" means billion cubic feet.

"BCM" means a bank cubic metre.

"BITUMINOUS COAL" means a class of coal having heat values, calculated on an ash-free basis, typically ranging from 24,400 to 32,600 KJ/Kg, commonly used for utility and industrial steam purposes and for making coke necessary for steel production.

"BOP/D" means barrels of oil per day.

"BTU" means a British thermal unit.

"CHAR" means the product derived from lignite coal, which is used to produce barbecue briquettes.

"CMT" means a clean metric tonne.

"COKE" means a hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air, used primarily in the manufacture of iron and steel.

"COKING COAL" see "METALLURGICAL COAL".

"COAL RANK" means the qualitative classification of coal from lignite to anthracite based on calorific content and other qualitative and quantitative characteristics.

"DRAGLINE" means a large, electrically powered, mobile machine with a large bucket suspended from the end of a long boom used to remove overburden and coal materials a short distance in the surface mining process.

"FEED" means ore that has undergone treatment to increase its metal content.

"GW" means gigawatt.

"HAUL TRUCK" means a large, off-road truck used to haul overburden or coal on a mine site.

"KG" means a kilogram or 1,000 grams.

"KJ" means a kilojoule or 1,000 joules.

"KM" means a kilometre or 1,000 metres.

"KWH" means kilowatt hour.

"LIBOR" refers to the London Inter-Bank Offered Rate.

"LIGNITE COAL" means a class of coal of the lowest rank and having a heat value, calculated on an ash-free basis, ranging from 14,700 to 19,300 KJ/Kg and used primarily for power generation and the making of char.

"LOADER" means a large machine used to load coal or overburden. II "LPG" means liquefied petroleum gases consisting mainly of components lighter than pentane.

"LUSCAR" refers collectively to Luscar Coal Ltd. and Luscar Ltd. as well as to their respective affiliates and subsidiaries.

"MANALTA" refers collectively to Manalta Coal Income Trust and Manalta Coal Ltd. as well as to its affiliates and subsidiaries.

"MCF" means thousands of cubic feet.

                                       ii
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"MCF/D" means thousands of cubic feet per day.

"METALLURGICAL COAL" means the various grades of coal suitable for carbonization used to make coke for steel manufacture.

"MINE-MOUTH POWER PLANT" means a coal-fired electrical generating plant located in close proximity to its fuel supply source.

"MMCF" means millions of cubic feet.

"MMCF/D" means millions of cubic feet per day.

"MW" means one thousand kilowatts.

"MWH" means one thousand kilowatt hours.

"OIL" includes crude oil and natural gas liquids.

"OVERBURDEN" means materials that overlie a mineral deposit.

"SEAM" means a three dimensional zone consisting of one or more layers of mineralization which may be separated by one or more thin layers of rock.

"SHARES" means Restricted Voting Shares issued by Sherritt International Corporation.

"SUBBITUMINOUS COAL" means a class of coal intermediate in rank between lignite and bituminous coal and possessing a heat value, calculated on an ash-free basis, generally ranging from approximately 19,300 to 26,700 KJ/kg, used primarily for generating electricity.

"THERMAL COAL" means coal used for its heating value by power plant and industrial steam boilers to produce electricity or process steam.

"TONNE", or "MT", refers to a metric tonne equal to 1.102 tons (short) or 2,205 pounds ("lbs").

"TPD" means tonnes per day.

                               CONVERSION FACTORS

    Measurements in this document are generally given in metric units. The following table sets forth standard conversions between metric units of measure and imperial units of measure.

TO CONVERT FROM         TO        MULTIPLY BY
---------------         --        -----------
 Cubic metres      cubic yards       1.308
    Metres             feet          3.281
  Kilometres          miles          0.621
   Hectares           acres          2.471
  Kilograms           pounds         2.205
    Tonnes          long tons        0.984
    KJ/kg             Btu/lb         0.430

                                 EXCHANGE RATE

    All monetary amounts are stated in Canadian Dollars unless otherwise indicated. As of December 31, 2001 and March 15, 2002, the noon Canada/United States Dollar exchange rate, as reported by the Bank of Canada, was Cdn.$1.00 equals U.S.$0.6278 and U.S.$0.6306 respectively.

                                      iii
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                                     ITEM 1
                                 INCORPORATION

1.1 NAME AND INCORPORATION

    Sherritt International Corporation ("Sherritt International" or the "Corporation"), formerly Sherritt International Corp., was incorporated on October 4, 1995 by articles of incorporation under the BUSINESS CORPORATIONS ACT (New Brunswick). The articles of incorporation were amended in October and November 1995 to provide for the Corporation's current name and capital structure. Its authorized capital consists of an unlimited number of Shares and 100 multiple voting shares.

    The rights, privileges, restrictions and conditions attached to the multiple voting shares provide that the holder, Ian W. Delaney, shall have sufficient votes to elect the majority of the directors of the Corporation. The articles include a provision that the multiple voting shares are non-transferable and automatically convert into Shares on a share per share basis upon Mr. Delaney ceasing to be a director of Sherritt International or upon his incapacity, death or the tenth anniversary of the date on which the multiple voting shares were issued to Mr. Delaney, whichever occurs first.

    As part of a reorganization on November 24, 1995, Sherritt Inc. (the "predecessor company") transferred to Sherritt International Corporation its 50% indirect interest in a vertically-integrated commodity nickel/cobalt metals business (the "Metals Enterprise"); its interests in the exploration for and production of oil and natural gas outside Canada; its engineering and metallurgical technologies business, together with rights in respect of all associated intellectual property; plus certain other Cuban assets and investments.

    Sherritt International's principal and head office is located at 1133 Yonge Street, Toronto, Ontario, M4T 2Y7.

    The information contained in this annual information form ("AIF") relates to Sherritt International and its subsidiaries, affiliates and its proportionate indirect interest in joint ventures for the year ended December 31, 2001 and for the year ended December 31, 2000, where applicable.

1.2 INTERCORPORATE RELATIONSHIPS

                                                              JURISDICTION OF
                                                              INCORPORATION/
                                                                 GOVERNING        % OF VOTING
NAME                                                           JURISDICTION     SECURITIES HELD
----                                                          ---------------   ---------------
                                                                                 (Directly or
                                                                                  Indirectly)
Sherritt Power Corporation..................................  New Brunswick          49.7%
Moa Nickel S.A..............................................       Cuba                50%
Luscar Energy Partnership...................................     Ontario               50%
(Formerly Sherritt Coal Partnership)
The Cobalt Refinery Company Inc.............................     Alberta               50%
International Cobalt Company Inc............................     Bahamas               50%
Sherritt International Oil and Gas Limited..................     Alberta              100%
Luscar Energy Holdings......................................     Ontario              100%
CNWL Oil (Espana) S.A.......................................      Spain               100%
Sherritt International (Cuba) Oil and Gas Limited...........     Barbados             100%
Sherritt International Investments (Cuba) Limited...........     Barbados             100%

                                       1
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                                     ITEM 2
                      GENERAL DEVELOPMENT OF THE BUSINESS

2.1 THREE-YEAR HISTORY

    Sherritt International began operations on November 24, 1995 with cash, a 50% indirect interest in the Metals Enterprise, interests in the exploration for and production of oil and natural gas outside Canada, an engineering and metallurgical technologies business, together with rights in respect of all associated intellectual property, plus certain other assets and investments in Cuba. The Corporation is based in Toronto, Ontario and operates in Canada, the Republic of Cuba and internationally.

    In December 1997, the Corporation constituted Sherritt Power Corporation ("Sherritt Power") to finance, build and operate power-generating businesses. In March 1998, Sherritt Power completed an initial public offering, which raised $150 million in public equity and debt financing. The Corporation holds approximately 49.7% of the equity and $75 million of the 12.125% senior unsecured amortizing notes ("Notes") of Sherritt Power due 2004. In 2001, holders of the Notes approved amendments to the terms of the Notes. These amendments included changes to the repayment schedule, extending the maturity date to 2007, increasing the interest rate to 12.125% (from 11.5%), and the payment of a consent premium of $15 per $1,000 principal amount of the Notes.

    In February 2000, the Corporation announced its intention to establish a mechanism for the orderly retirement of its outstanding 6% convertible unsecured subordinated debentures ("Debentures") prior to maturity, as business conditions warrant. In 2000, a total of $75 million principal amount of Debentures was repurchased for cancellation. Further repurchases were not undertaken in 2001.

    Pursuant to three offers completed by way of a modified "Dutch Auction", Sherritt International purchased $25 million principal amount of Debentures on each of April 11, 2000, July 18, 2000 and October 20, 2000 at $710, $740 and
$830 respectively per $1,000 principal amount of Debentures. In February 2001, the Corporation announced its intention not to proceed with further repurchases of the Debentures.

    In May 2000, Sherritt International received a claim, brought by Deutsche Bank Canada ("DBC") before the courts of New Brunswick, seeking a declaration that DBC had been "oppressed" in its capacity as a holder of Debentures, and seeking a variety of relief. The claim by DBC alleged that the Corporation embarked on a course of action to harm Debentureholders and favour holders of the Shares by making the Debentures a less attractive investment and repurchasing Debentures pursuant to offers at a substantial discount to par. In September 2001, DBC announced discontinuance of its claim. The terms of the discontinuance did not involve any settlement with, payment by or admission of wrongdoing by Sherritt International. Pursuant to the court order approving the discontinuance, DBC was required to pay Sherritt's legal costs and the order further stipulated that the discontinuance shall be a complete defence to any subsequent proceeding arising out of the same subject matter.

    In October 2001, the Corporation received Notice of Claim against it and Dynatec Corporation, brought in the Supreme Court of Victoria, Australia, by Fluor Australia Pty. Ltd. ("Fluor"). The claim relates to alleged deficiencies in the facilities of Anaconda Nickel Limited ("Anaconda") in Australia. The Corporation believes this claim is without merit and intends to defend it vigorously. The alleged deficiencies are the subject of an ongoing arbitration commenced by Anaconda against Fluor, whom it had retained to provide engineering, procurement and construction services with respect to Anaconda's Murrin Murrin Nickel and Cobalt Mine, located in Western Australia. In the arbitration proceedings, Anaconda alleges that Fluor breached the services contract between them.

    In October 2001, Luscar issued U.S.$275 million of 9 3/4% Senior Notes ("Luscar Notes"), due 2011, the proceeds of which were used to repay existing bank indebtedness and to increase its cash position to fund operations and future growth. At the same time, Luscar negotiated a $100 million revolving bank facility. See subsection 2.2 and Item 3 regarding the Corporation's coal segment.

                                       2
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2.2 SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

    In February 1998, SI Communications Inc. ("SI Communications"), a wholly-owned subsidiary of the Corporation, purchased for approximately U.S.$38.3 million (Cdn.$55.1 million) a 37.5% (increased to 40% in 2000) indirect interest in Telefonos Celulares de Cuba S.A. ("Cubacel"), which holds the cellular telephone concession for the 800 MHz band in the Republic of Cuba.

    In the third quarter of 1998, Sherritt International Investments (Cuba) Limited, a wholly-owned subsidiary of the Corporation, invested in a 49% interest in Procesadora de Soya S.A. of Cuba, a joint venture company which built a soybean processing plant in Cuba. The plant was commissioned in April 2001.

    In 1999, Sherritt International purchased a minority equity interest in Anaconda, an Australian public company whose principal assets are an interest in the Murrin Murrin lateritic nickel/cobalt reserves and refining facilities in Western Australia.

    In February 2001, Sherritt Coal Partnership (subsequently renamed Luscar Energy Partnership, "LEP"), a partnership of Sherritt International and OTPPB SCP Inc., a subsidiary of Ontario Teachers' Pension Plan Board ("Teachers"), announced its intention to acquire all the outstanding trust units ("Units") of Luscar Coal Income Fund ("LCIF"). LCIF is an open-ended trust, which has invested in the securities of Luscar, a coal producer that produces approximately 36 million tonnes of coal per year from mines in western Canada. As part of the transaction, LEP announced its intention to acquire the outstanding convertible debentures ("Luscar Debentures") issued by LCIF. There were approximately 90.7 million Units outstanding, together with $100 million principal amount of Luscar Debentures. LEP's offer was made by take-over bid circular dated March 8, 2001, and included an offer to purchase all the Luscar Debentures as well as all the Units. The Offer was amended and extended to May 8, 2001 and provided LCIF's unitholders with a choice of receiving either $4.00 cash per Unit or one Share for each Unit of LCIF, subject to the issue by Sherritt International of a maximum of 25 million Shares. Holders of the Luscar Debentures were offered $1,050 cash per $1,000 principal amount of Luscar Debentures. On the expiry of the offer, LEP announced that, including Units held by LEP prior to the offer, approximately 95% of the Fund's outstanding Units and $96 million principal amount of Luscar Debentures were tendered to LEP's amended offer. Pursuant to a second stage compulsory acquisition, LEP acquired all the remaining outstanding Units on the same terms as the amended offer. LCIF redeemed the balance of the Luscar Debentures at 105% of par. Subsequently, in September 2001, Sherritt International transferred its interest in LEP to a wholly-owned subsidiary, Luscar Energy Holdings Ltd.

    The total consideration paid by LEP was approximately $900 million, which was comprised of approximately $472 million of equity contributed by LEP's partners and the assumption of $428 million of long-term debt. Sherritt International's share of the total acquisition cost was $236 million comprising of a cash consideration of approximately $136 million and the issue of 25 million Shares.

                                       3
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                                     ITEM 3
                     NARRATIVE DESCRIPTION OF THE BUSINESS

                                      COAL

    GENERAL

    During 2001, pursuant to a take-over bid and a secondary-stage compulsory acquisition, LEP acquired all the outstanding Units and Luscar Debentures. Sherritt International's 50% share of the aggregate consideration was approximately $136 million cash and 25 million Shares. The total consideration paid by LEP was approximately $900 million, which was comprised of approximately $472 million of equity contributed by LEP's partners and the assumption of $428 million of long-term debt. LEP is the holder of all the capital of LCIF, which in turn holds all the capital of Luscar Coal Ltd. and Luscar Ltd. Luscar Energy Holdings Ltd., a wholly-owned subsidiary of Sherritt, and OTPPB
SCP Inc., a wholly-owned subsidiary of Teachers, are parties to the LEP partnership agreement; a general partnership agreement governed by the laws of Ontario. Each of the two partners holds a 50% economic interest in LEP.

    Under the terms of the partnership agreement, LEP is managed by a management committee, three members of which are appointed by Sherritt International and one member of which is appointed by Teachers. Decisions of the management committee are made by majority action which must include, in every case, the approval of the Teachers appointee.

    Teachers is a corporation without share capital, established by the TEACHERS' PENSION ACT of Ontario. It administers the pension plan for approximately 153,000 current teachers and 77,000 retired teachers and their families. The plan is the second largest pension fund in Canada, with total assets at December 31, 2001 exceeding $69 billion.

    Luscar Ltd. commenced operations in 1911, is believed to be the largest coal producer in Canada, and accounts for approximately half of all Canadian coal production, based on tonnes produced. Luscar is one of the largest coal producers in North America. In 1998, Luscar acquired Manalta. Subsequently, Manalta and Luscar were merged to form Luscar Ltd. to carry on the combined coal businesses. All of Luscar's coal production and coal reserves at its existing mines are less than one percent sulphur by weight on average, which is considered to be low-sulphur coal. Many utilities use low-sulphur coal in their efforts to comply with environmental regulations for sulphur-dioxide emissions. Luscar generates a substantial portion of its operating margin from long-term contracts with ATCO Electric, SaskPower and TransAlta Corporation, the major electricity generators in Alberta and Saskatchewan. Luscar services these contracts from four of its mine-mouth operations, which are located in close proximity to the coal-fired power plants operated by these customers.

    In October 2001, as part of a refinancing, Luscar issued U.S.$275 million of 9.75% Senior Notes due October 15, 2011. The Luscar Notes are guaranteed as to principal and interest by LEP.

    The Corporation's coal segment represents its 50% indirect interest in LEP. The coal business comprises the sale of coal in domestic markets primarily for use as a fuel to generate electricity and sale of export coal for use in steel making and as a fuel to generate electricity. The coal segment generated operating earnings of $20 million for the period from May 12 to December 31, 2001.

    Coal consumption can be broadly divided into two categories: thermal and metallurgical coal. Thermal coal is used by electric utilities and industrial users to produce electricity, steam and heat. Thermal coal is found in many parts of the world. It is generally lower in carbon content and calorific value and higher in moisture value than metallurgical coal. Metallurgical coal is an important ingredient in the steel manufacturing process and is typically sold at higher prices than thermal coal due to its special characteristics. Metallurgical coal is less abundant and is produced primarily in Australia, Canada and the United States.

    The cost to transport coal from the mine to the customer can be large relative to the value of the coal as an energy source. Generally speaking, coal production is consumed in the country in which it was produced. In large countries like Canada and the United States, coal markets tend to be regional. For example, Luscar serves

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distinct markets in Alberta, Saskatchewan and northwestern Ontario. The remaining worldwide production is sold on the international export market and is higher energy content coal.

    Coal is important to Alberta and Saskatchewan's electricity generation and accounted for approximately 80% of Alberta's electricity generation, according to the Alberta Energy Utilities Board, and 72% of Saskatchewan's electricity generation in 2001, according to SaskPower. In Ontario, coal generates a significant but smaller percentage of electricity (30% in 2000, according to Ontario Power Generation Inc.). Due to Ontario's large population and industrial base, it is Canada's second largest coal-consuming province. For 1998, coal also accounted for approximately 38% of electricity generation worldwide, according to the International Energy Agency, and 52% in the United States, according to the Energy Information Administration.

    DEMAND

    The worldwide use of coal has grown in response to general economic growth and the needs of developing countries for readily accessible fuels.

    The following table sets forth the world seaborne trade of coal for the five years, 1997 through 2001

                                                                            WORLD SEABORNE TRADE(1)
                                                              ----------------------------------------------------
                                                                2001       2000       1999       1998       1997
                                                              --------   --------   --------   --------   --------
                                                                              (millions of tonnes)
Metallurgical(2)............................................    190        179        173        177        182
Thermal.....................................................    383        340        308        295        278
                                                                ---        ---        ---        ---        ---
TOTAL.......................................................    573        519        481        472        460
                                                                ===        ===        ===        ===        ===

------------------------------

Notes:

(1) SSY Consultancy Research Ltd. (1997-2001); Barlow Jonker Pty, Ltd. (2001).

(2) Includes coking and pulverized coal injection coals.

    International export markets accounted for approximately 625 million tonnes of coal in 2001, according to the Energy Information Administration, or approximately 10% of world production. The bulk of export coal is delivered to customers by ship (573 million tonnes in 2001). The seaborne coal export market represents one of the largest volumes of world trade for a single commodity. The largest coal importers are western Europe, Japan, South Korea, other Pacific Rim countries and South America.

    The following table sets forth Canadian domestic consumption of coal for the five years, 1997 through 2001

                     CANADIAN DOMESTIC COAL CONSUMPTION(1)
                             (THOUSANDS OF TONNES)

                                                             2001       2000       1999       1998       1997
                                                           --------   --------   --------   --------   --------
Thermal coal.............................................   56,222     56,623     53,733     54,728     51,244
Metallurgical coal.......................................    4,255      4,265      4,360      4,119      4,490
                                                            ------     ------     ------     ------     ------
TOTAL....................................................   60,477     60,888     58,093     58,847     55,734
                                                            ======     ======     ======     ======     ======

------------------------------

Note:

(1) Statistics Canada.

    SUPPLY

    Canadian coal production was 70.5 million tonnes in 2001, according to Natural Resources Canada, with substantially all production based in western Canada. Natural Resources Canada reported that Canadian coal consumption was
60.5 million tonnes in 2001, of which 93% was thermal coal with the remainder being metallurgical coal. Canadian coal producers supply the majority of domestic coal consumption. Coal imports totaled approximately 23.6 million tonnes in 2000 according to Natural Resources Canada, which largely originated from the United States and which was primarily consumed in the southern Ontario market. In 2001, Canadian coal exports were
30.1 million tonnes, according to Statistics Canada.

    Major coal exporting countries and their share of the international export market in 2001 include Australia (34%), South Africa (10%), China (14%), Indonesia (11%) and the United States (9%) according to Barlow Jonker Pty. Ltd. Canadian coal exports of 30.1 million tonnes, as reported by Statistics Canada, accounted for approximately 6% of the seaborne export market in 2001. Canada has been an important supplier to the export market since 1970, particularly to the Pacific Rim. Canada represents a stable source of coal and a means for coal consumers to diversify their suppliers. Approximately 90% of Canadian exports in 2001 were bituminous metallurgical coal, according to Statistics Canada, with the remainder primarily bituminous thermal coal. Canadian coal exports in 2001 were delivered to many countries, with the major markets being Japan, South Korea, the United States, Brazil, United Kingdom and Taiwan.

    PRICING

    Prices for export coal vary according to coal quality, regional supply and demand and transportation costs. Japanese electric utilities and steel makers, which are large importers of coal, traditionally establish benchmark or reference prices. However, actual pricing varies and is dependent on the origin of the coal, quality and the specific logistics and commercial Considerations of the particular buyer and seller.

    From 1992 to 2001, the prices for export coal delivered to Japan were as follows:

                             JAPANESE COAL PRICING

                               2001       2000       1999       1998       1997
                             --------   --------   --------   --------   --------
                             (U.S.$ per tonne for fiscal years beginning April 1)
Metallurgical coal(1)......   42.15      39.00      41.10      50.15      52.80
Thermal coal(2)............   34.50      28.75      29.95      34.50      37.65

                               1996       1995       1994       1993       1992
                             --------   --------   --------   --------   --------
                           (U.S.$ per tonne for fiscal years beginning April 1)
Metallurgical coal(1)......   53.30      51.10      45.45      49.30      51.30
Thermal coal(2)............   40.30      40.30      34.35      36.35      38.90

------------------------------

Notes:

(1) Benchmark price for hard coking metallurgical coal sold to Japanese steel mills, free on board vessel. Prices are from publications of The Tex Report Ltd.

(2) Reference price for 28,050 KJ/Kg air dried basis Canadian bituminous thermal coal sold to Japanese power utilities free on board. Prices are from publications of The Tex Report Ltd.

    Demand for metallurgical coal is driven by steel production, which is closely related to general economic conditions. In addition, new technologies have moderated growth in metallurgical coal use in steel making. Demand for Canadian export metallurgical coal is driven by steel production in Asia, Europe and South America.

    The 1997-1999 economic crisis in Asia resulted in steel demand significantly weakening which, when combined with an oversupply of coal in world markets, led to a decline in export coal prices. Benchmark Japanese export metallurgical coal prices declined by approximately 27% from 1996 to 2000. During 2001, prices in Pacific Rim markets increased by approximately 8% while European and South American metallurgical coal prices increased by up to 30%, but from lower prior levels than the Pacific Rim market.

    Demand for Canadian export thermal coal is driven by coal-fired electricity generation in the Pacific Rim. Demand for thermal coal has risen significantly due to growth in coal-fired generating capacity in this region which Luscar
expects to continue.   Similar to export metallurgical coal prices, export
thermal coal prices decreased from 1997-1999 due to the Asian economic crisis and increased export sales by Australian, Chinese and other producers. Benchmark Japanese export thermal coal prices declined by approximately 29% from 1996 to 2000. During 2001, prices in Pacific Rim markets increased by approximately 20%. Luscar anticipates that export demand for thermal coal will grow, primarily driven by Pacific Rim markets.

    Consumption of coal in the domestic Canadian market is primarily through long-term arrangements with utilities. Pricing tends to be influenced by, amongst other things, the geology of the coal field, the quality of the coal, the anticipated mining cost, capital investment and the proximity of the generating facility to the coal resource. Pricing arrangements are the result of extensive negotiation and tend to be more stable than those prevailing in the export market.

COMPETITION

    The cost to transport coal from a mine to the customer can be large relative to the value of the coal itself. Consequently, many coal markets are regional markets. Typically, only higher heating value coal and metallurgical coal justify the costs of transport to distant markets. Luscar supplies several regional markets in Canada with limited competition from other coal producers, and it supplies export markets in competition with other international producers. Electricity can be generated by natural gas, oil, nuclear, water and other means. Suppliers of fuel for these methods of generation are indirect competitors.

    DOMESTIC MARKETS

    Luscar's core market is supplying the major electric utilities in Alberta and Saskatchewan. There are ten coal-fired power plants operating in Alberta and Saskatchewan, and Luscar supplies substantially all of the coal for eight of these plants; five under long-term contracts with remaining terms of up to 25 years. Luscar's short-term contract, which expires in December 2002, to mine at TransAlta Corporation's Highvale mine supplies two of these power plants. Luscar supplies the eighth power plant, H.R. Milner, under a contract that expires in September 2002. There are only two other coal-fired power plants operating in these provinces, which are supplied by Fording Coal Ltd. Plant capacity and the availability of electricity generated by other fuel types, primarily natural gas, can impact the amount of electricity generated by each of these power plants. Northwestern Ontario has two coal-fired power plants that are supplied by rail from the Bienfait mine in southern Saskatchewan. These power plants also have access to coal from the Powder River Basin in the United States. Luscar has been the primary coal supplier to these power plants since the early 1980s and retains that business on the basis of competitive pricing. Northwestern Ontario also has access to hydro-power that at times limits the demand for coal-fired electricity generation from these power plants.

    The Coal Valley mine in Alberta has shipped thermal coal to the southern Ontario market, which is also served by United States coal producers on the basis of competitive pricing. Ontario also generates substantial amounts of electricity by hydro, nuclear, natural gas and other means. Deliveries to this region began in 1978, but during 2000 Luscar was unable to compete in this market due to increased transportation costs. Deliveries resumed in 2001, in part due to increased prices for coal from United States sources, the low-sulphur content of Coal Valley coal and an exchange rate for the Canadian Dollar in Luscar's favour.

    Historically, many industrial customers in Alberta and Saskatchewan have used natural gas. In many instances coal can supply the same energy input in an economical and reliable manner. With the recent volatility in natural gas prices, some industrial consumers of natural gas in these provinces may turn to coal as an alternate energy source.

    EXPORT MARKETS

    Many countries in the world do not have sufficient domestic coal supplies for power generation or for steel production and consequently import coal by means of ocean-going vessels. Among the largest importers of coal are Japan, Korea, other Pacific Rim countries, South America and Europe. Major coal-supplying countries to this seaborne trade are Australia, South Africa, China, Indonesia and the United States. Competition is on the basis of price, quality and long-term deliverability to these markets. Large international mining companies that can supply multiple types of coal from several countries are increasingly dominating markets. Major international coal producers include BHP Billiton/Mitsubishi, China National Coal, Anglo American, Rio Tinto, Glencore International AG and MIM Holdings. Luscar has exported metallurgical coal since 1970 and thermal coal since 1978. Luscar, and Canada in general, are relatively small players in the international markets, but provide diversity of supply and reliable coal quality to these markets.

    Luscar supplies metallurgical coal to steel makers in the Great Lakes area of the United States and Canada, which have been traditionally supplied by United States coal producers. Despite the long distance Luscar has been able to offer competitively priced coal, in part due to specific metallurgical characteristics of Luscar's coal that are required by steel makers, the low foreign exchange value of the Canadian Dollar and the depletion of comparable United States coal supplies.

    OPERATIONS

    Luscar has interests in ten mining operations and three development projects in British Columbia, Alberta and Saskatchewan.

    A summary of Luscar's ten coal mines is as follows:

                                   MINE
                                 COMMENCED    SURFACE       2001     PRODUCTION
MINE                             OPERATION      AREA      SALES(1)    CAPACITY            MAJOR CUSTOMERS
----                             ---------   ----------   --------   ----------   -------------------------------
                                             (Hectares)   (millions of tonnes)
THERMAL COAL
Boundary Dam...................    1973         8,706        6.0         6.5      Adjacent power plants
Sheerness......................    1985         7,000        3.7         4.0      Adjacent power plant
Poplar River...................    1978        11,885        3.3         4.0      Adjacent power plant
Paintearth.....................    1981         5,120        3.2         3.5      Adjacent power plant
Bienfait.......................    1905        10,045        2.1         2.8      Domestic utilities and
                                                                                  industrial customers
Coal Valley....................    1978        19,699        1.6         1.6      International and domestic
                                                                                  utilities
Obed Mountain..................    1984         7,460        1.6         1.5      International and domestic
                                                                                  utilities and industrial
                                                                                  customers
Line Creek(2)..................    1981         8,124        0.3         0.3      International utilities and
                                                                                  domestic industrial customers
Highvale(3)....................    1970         --          12.2        13.0      Contract mining for adjacent
                                                                                  power plants

METALLURGICAL COAL
Line Creek(2)..................    1981         8,124        1.2         1.6      International and domestic
                                                                                  steel producers
Luscar(2)......................    1970         4,998        1.5         1.4      International steel producers

------------------------------

Notes:

(1) Excludes sales of 61,000 tonnes of metallurgical coal from the Gregg River mine, which ceased commercial production in the fourth quarter of 2000.

(2) Data based on Luscar's 50% ownership.

(3) Contract mine operation owned by TransAlta Corporation.

    In domestic markets, Luscar primarily supplies thermal coal to major Canadian electric utilities under contract. The Boundary Dam, Paintearth, Poplar River and Sheerness mines are mine-mouth operations, as each is located in close proximity to coal-fired power plants that are the respective mine's customers. These operations provide a substantial portion of Luscar's operating profits on a stable on-going basis. Domestic sales also include thermal coal to industrial customers, metallurgical coal to steel producers, and the Highvale mine which is operated on a contract basis. Export sales include metallurgical and thermal coal to customers outside of Canada with whom Luscar has had long-term relationships. In 2001, Luscar's export sales were to customers in Japan (32%), Korea (30%), the United States (13%), South America (12%), and other regions (13%), calculated on the basis of total export sales.

    Since 1997, coal sales including from the former Manalta operations were as follows:

                                                             2001       2000       1999       1998       1997
                                                           --------   --------   --------   --------   --------
                                                                          (thousands of tonnes)
Domestic Sales
  Mine mouth.............................................   16,198     15,476     15,733     16,100     16,466
  Contract mine..........................................   12,175     12,491     12,382     12,672     13,102
  Other thermal..........................................    3,139      2,022      2,390      2,691      2,307
  Metallurgical..........................................      108        207        185        358      --
                                                            ------     ------     ------     ------     ------
    Total domestic sales.................................   31,620     30,196     30,690     31,821     31,875
                                                            ------     ------     ------     ------     ------
Export Sales
  Thermal................................................    2,459      2,990      3,319      3,948      3,587
  Metallurgical..........................................    2,582      4,197      4,968      4,384      5,541
                                                            ------     ------     ------     ------     ------
    Total export sales...................................    5,041      7,187      8,287      8,332      9,128
                                                            ------     ------     ------     ------     ------
Total sales..............................................   36,661     37,383     38,977     40,153     41,003
                                                            ======     ======     ======     ======     ======

    Luscar's operating mines are in three geographic areas. The Boundary Dam, Poplar River, Sheerness, Paintearth, Bienfait and Highvale mines are located on the prairies of Alberta and Saskatchewan in agricultural regions. The Line Creek and Luscar mines are situated in mountainous terrain in the Canadian Rockies. The Coal Valley and Obed Mountain mines are located in the foothills of the Canadian Rockies. The mountain and foothill mines are in alpine to sub-alpine forest areas. In all cases, elevation and climate are such that each mine operates on a year-round basis. Surface rights to lands are either owned, leased from the provincial governments or private owners or provided by utility customers as and when required for mining. All surface rights for current mining are in place.

    Each mining operation is served by road access and employees live in nearby communities, traveling to work on a daily basis. Operations requiring rail transport for coal (Line Creek, Luscar, Obed Mountain, Coal Valley, Bienfait and Poplar River mines) have operational rail infrastructure in place. Services such as electricity, natural gas, sewage, process water and potable water are available, where required, on each site.

    Cheviot, Telkwa and Beaverhill development projects are all within a short distance of established communities and are accessible by road. It is anticipated that rail access will be required for all three and each property is sufficiently close to an existing active rail line to consider construction of a spur line to the properties. Cheviot is accessed by an existing but inactive rail right-of-way. The development properties lack most required services. Luscar anticipates providing these services during mine construction.

    Cheviot is in mountainous terrain and had been an active mine site from 1911 to 1950. Telkwa is located in rolling hills covered with forest and pasture land. The Beaverhill project is in the east-central Alberta prairie agricultural region. Topographic and climatic features of each site are such that surface mining operations can be developed on a year-round basis.

    Depending on coal quality and customer requirements, raw coal may be shipped directly from the mine to the customer or to a processing plant. Coal that is destined for a distant market is generally sent to a processing plant to increase its heat value and consistency by removing impurities and to more exactly match customer specifications. Coal processing entails an additional expense but results in a higher-value product. Luscar operates processing plants at the Line Creek, Luscar, Coal Valley and Obed Mountain mines. At the Bienfait mine, Luscar operates a processing plant that crushes and sizes the coal to customer specifications.

    All of Luscar's producing mines are equipped with shop office complexes and substantially all maintenance activity is conducted by employees of Luscar, although rebuilds or repairs of a significant nature are occasionally contracted out to third parties.

    PRODUCTION

    Coal production (including production from the former Manalta operations prior to September 1998) over the period from 1997 to 2001 was as follows:

                                                             2001       2000       1999       1998       1997
                                                           --------   --------   --------   --------   --------
                                                                          (thousands of tonnes)
Bituminous
  Metallurgical
    Line Creek mine(1)(2)................................    1,122      2,032      1,991      2,323      2,376
    Gregg River mine.....................................    --         1,023      1,601      1,672      1,882
    Luscar mine(1).......................................    1,481      1,325      1,196      1,409      1,381
                                                            ------     ------     ------     ------     ------
                                                             2,603      4,380      4,788      5,404      5,639
                                                            ------     ------     ------     ------     ------
  Thermal
    Line Creek mine(2)...................................      260        526        579        606        832
    Coal Valley mine.....................................    1,514      1,088      1,606      1,876      1,678
    Obed Mountain mine...................................    1,410      1,485      1,716      1,672      1,445
                                                            ------     ------     ------     ------     ------
                                                             3,184      3,099      3,901      4,154      3,955
                                                            ------     ------     ------     ------     ------
Sub-bituminous
    Paintearth mine......................................    3,215      2,754      2,680      3,011      3,083
    Sheerness mine.......................................    3,647      3,577      3,268      3,368      3,449
    Highvale mine........................................   11,690     12,491     12,382     12,672     13,102
                                                            ------     ------     ------     ------     ------
                                                            18,552     18,822     18,330     19,051     19,634
                                                            ------     ------     ------     ------     ------
Lignite
    Poplar River mine....................................    3,382      3,489      3,744      3,599      3,714
    Boundary Dam mine....................................    6,354      5,905      6,243      5,722      6,408
    Bienfait mine........................................    2,008      1,778      2,095      2,195      1,734
                                                            ------     ------     ------     ------     ------
                                                            11,744     11,172     12,082     11,516     11,856
                                                            ------     ------     ------     ------     ------
TOTAL....................................................   36,083     37,473     39,101     40,125     41,084
                                                            ======     ======     ======     ======     ======

------------------------------

Notes:

(1) Reflects Luscar's portion of production only.

(2) On December 31, 2000, Luscar sold 50% of the Line Creek mine to a subsidiary of CONSOL Energy Inc.

    SAMPLING AND ANALYSIS

    The quality of coal is based upon a large number of parameters related to a particular coal's usage and its handling characteristics. Determination of the various parameters of quality is done according to widely accepted industry standards and often to meet specific customer needs.

    Testing is done in mine site laboratories to ensure process efficiency and product quality and is supplemented by analysis at independent test facilities to provide a broader range of analysis for production design and planning and to meet specific customer needs.

    OPERATING MINES

    Luscar operates ten coal mines in western Canada, all of which are surface mines. Luscar owns nine of these mines, including two of which are 50/50 joint ventures with subsidiaries of CONSOL Energy Inc. Also included is the Highvale mine where TransAlta Corporation owns the mine and has entered into a mining contract with Luscar.

    Luscar's mining operations include: Line Creek, Luscar, Coal Valley, Obed Mountain, Paintearth, Sheerness, Poplar River, Boundary Dam, Bienfait and Highvale.

    Luscar's operating mines are in three geographic areas. The Boundary Dam, Poplar River, Sheerness, Paintearth, Bienfait and Highvale mines are on the prairies of Alberta and Saskatchewan in agricultural regions. The Line Creek and Luscar mines are in mountainous terrain in the Canadian Rockies.

    The following is a map indicating the location of each mine, followed by a description of each mine.

                                     [LOGO]

    LINE CREEK MINE

    The Line Creek mine is located approximately 25 kilometres north of Sparwood, British Columbia and is a mountain mine. On December 31, 2000, Luscar sold a 50% interest in this mine to an affiliate of CONSOL Energy Inc. for $56.7 million and a retained royalty on coal mined in the future in excess of
46.0 million tonnes. This mine is operated as a 50/50 joint venture. Line Creek supplies bituminous metallurgical and thermal coal to a variety of international and domestic steel producers and Pacific Rim electric utilities. Operations at this mine commenced in 1981, and Luscar acquired the operations in 1998 as part of the Manalta acquisition. Luscar's share of this mine's annual production capacity, after the expansion discussed below, is 1.6 million tonnes of metallurgical coal and 0.3 million tonnes of thermal coal. Luscar's share of 2001 sales was 1.2 million tonnes of metallurgical coal and 0.3 million tonnes of thermal coal. Luscar's share of this mine's proven reserves was 28.5 million tonnes as at December 31, 2001. This mine uses six electric shovels to remove the overburden and to load it onto waste haul trucks following which front end loaders load the coal onto coal haulers. Raw coal is transferred to an 11 kilometre coal conveyor for transportation to Luscar's nearby processing plant, where it is crushed, cleaned, and dried. From the processing plant, the coal is loaded onto trains for transport directly to customers or to port facilities for further transportation by ship. Luscar owns a 50% interest in all the equipment and facilities at this mine.

    The bituminous metallurgical and thermal coal at Line Creek is mined from nine seams lying in a syncline. The seams average two to thirteen metres in thickness, with the thickest seam reaching 15 metres in several places.

    Luscar has recently expanded the annual production capacity of this mine by
1.0 million tonnes (Luscar's share is 0.5 million tonnes). This expansion will partially offset the anticipated closure of the Luscar mine (see below), which is scheduled for late 2003. Luscar expects that the additional coal will be sold to existing customers of this mine and the Luscar mine.

    LUSCAR MINE

    The Luscar mine is located approximately 42 kilometres south of Hinton, Alberta and is a mountain operation. This mine supplies metallurgical coal to a variety of international steel producers. This mine is a 50/50 joint venture with an affiliate of CONSOL Energy Inc. Luscar commenced operations in 1970. Luscar's share annual production capacity is 1.4 million tonnes and its share of 2001 sales was 1.5 million tonnes. Luscar's share's proven and probable reserves was 1.7 million tonnes at December 31, 2001. This mine uses six electric shovels to remove the overburden and to load it onto waste haul trucks, following which front end loaders load the coal onto coal haulers. Raw coal is hauled to Luscar's adjacent processing plant, where it is crushed, cleaned, and dried. From the processing plant, the coal is transported by rail directly to customers or to port facilities for further transportation by ship. Luscar owns a 50% interest in all the equipment and facilities at this mine.

    The bituminous metallurgical coal at Luscar is mined from a seam which has an average thickness of ten to twelve metres, although in some areas folding and faulting has produced sections of coal up to 40 metres thick.

    Luscar is currently planning to close this mine in late 2003 due to the exhaustion of reserves, and has accrued for the associated mine closure costs.

    COAL VALLEY MINE

    The Coal Valley mine is located approximately 100 kilometres south of Edson, Alberta, in the foothills of the Rocky Mountains. This mine supplies bituminous thermal coal to a variety of international and domestic utilities. Luscar commenced operations at this mine in 1978. Currently, this mine's annual production capacity is 1.6 million tonnes and 2001 sales were 1.6 million tonnes. This mine had 11.9 million tonnes of proven reserves at December 31, 2001. Luscar currently operates a dragline to remove the overburden and front end loaders to load the coal onto a fleet of coal haulers. Raw coal is hauled to Luscar's adjacent processing plant, where it is crushed, cleaned, and dried. From the processing plant, the coal is transported by rail directly to customers or to port facilities for further transportation by ship. Luscar owns all the equipment and facilities at this mine.

    The bituminous thermal coal at Coal Valley is mined from three distinct coal seams, which are found within a 270 metre stratigraphic interval. One of the seams is characterized by fine clay and sandstone partings within the seam, and varies in thickness from 7.9 to 10.7 metres. The other seams range in thickness from 2.4 to 6.7 metres.

    In November 1999, Luscar discontinued truck shovel operations at the mine in response to weak market conditions. Given the strong recovery in coal prices during 2001, Luscar purchased additional trucks and reactivated an electric shovel to increase this mine's production capacity from 1.1 million tonnes per year to 1.6 million tonnes per year. Luscar pays to a third party an ongoing royalty payment based on a portion of the production from the mine that amounted to approximately 1.9% of this mine's revenue in 2001.

    OBED MOUNTAIN MINE

    The Obed Mountain mine is located approximately 30 kilometres east of Hinton, Alberta in the foothills of the Rocky Mountains. This mine supplies bituminous thermal coal to a variety of international and domestic utilities and industrial customers. The mine commenced operations in 1984 and Luscar acquired it in 1989. This mine's annual production capacity is 1.5 million tonnes and 2001 sales were 1.6 million tonnes. The Obed Mountain mine had 39.3 million tonnes of proven reserves at December 31, 2001. Luscar currently operates a dragline and three electric shovels to remove the overburden, with the electric shovels loading the coal onto a fleet of coal haulers. Raw coal is hauled to Luscar's adjacent processing plant, where it is crushed, cleaned and dried. From the processing plant, the coal is conveyed to a storage and rail load-out facility by an 11 kilometre long overland conveyer for further transportation by rail directly to customers or to port facilities. Luscar owns all the equipment and facilities at this mine.

    The bituminous thermal coal at Obed Mountain is glacial hill-top remnants of what was at one time an extensive, flat-lying multi-seam coal field. There are six recognizable seams in this formation, two of which Luscar mines and a third which Luscar will mine in the future. The seams range in thickness from 1.6 to
2.8 metres.

    In December 2000, Luscar concluded a contract with ATCO Electric to supply coal from this mine to the H.R. Milner power plant in Alberta. The contract is for a maximum of 723,000 tonnes of coal in 2001 and 542,000 tonnes in 2002. The agreement expires September 30, 2002, with ATCO Electric having the option to extend the contract for an additional year.

    PAINTEARTH MINE

    The Paintearth mine is located approximately 200 kilometres southeast of Edmonton, Alberta and is a prairie mine-mouth operation. This mine supplies subbituminous thermal coal to ATCO Electric's Battle River power plant under long-term contracts, which expire in 2012. Luscar commenced operations at the mine in 1981 and, in 1998, as part of the Manalta acquisition, acquired and combined with Luscar's existing mine an adjacent mine, which had been operating since 1956. This mine's annual production capacity is 3.5 million tonnes and 2001 sales were 3.2 million tonnes. The mine had 64.1 million tonnes of proven reserves at December 31, 2001.

    This mine uses two draglines to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with a front end loader or an electric shovel for delivery directly to the adjacent power plant. Luscar owns all the equipment and facilities at this mine, except for the two draglines which are owned by Luscar's customer. Luscar is responsible for dragline operation and maintenance. ATCO Electric pays Luscar a specified royalty based on tonnage mined from some of Luscar's coal lease areas within the coal permit area, which amounted to $1.3 million in 2001.

    The Paintearth mine has two major coal zones throughout most of the mining area. The zones vary in thickness from 2.0 to 4.0 metres and are commonly split into four major beds or seams.

    SHEERNESS MINE

    The Sheerness mine is located approximately 200 kilometres northeast of Calgary, Alberta and is a prairie mine-mouth operation. This mine supplies subbituminous thermal coal to the Sheerness power plant under two long-term contracts, both of which expire in 2026. The power plant is jointly owned by ATCO Electric and TransAlta Corporation. Luscar commenced operations in 1995 and in 1998, as part of the Manalta acquisition, acquired and combined with its existing mine an adjacent mine which had been operating since 1985. The mine's annual production capacity is 4.0 million tonnes and 2001 sales were
3.7 million tonnes. This mine had 63.6 million tonnes of proven reserves and
7.7 million tonnes of probable reserves at December 31, 2001. This mine uses two draglines to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with a front end loader or an electric shovel for delivery directly to the adjacent power plant. Luscar owns all the equipment and facilities at this mine, except for the two draglines, which are owned by Luscar's customers. Luscar is responsible for dragline operation and maintenance.

    The subbituminous coal at the Sheerness mine is in three seams having a thickness varying between 0.5 and 1.9 metres.

    POPLAR RIVER MINE

    The Poplar River mine is located approximately 200 kilometres southwest of Regina, Saskatchewan and is a prairie mine-mouth operation. This mine supplies lignite thermal coal to SaskPower's Poplar River power plant under a long-term contract which expires in 2015. Operations at this mine commenced in 1978 and Luscar acquired the operations in 1998 as part of the Manalta acquisition. This mine's annual production capacity is 4.0 million tonnes and 2001 sales were
3.3 million tonnes. This mine had 219.9 million tonnes of proven reserves and
5.3 million tonnes of probable reserves at December 31, 2001. The lignite coal at the Poplar River mine is in a seam having an average thickness of 4.0 metres. This mine uses two draglines to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with a front end loader or two electric shovels. Coal is initially transported to an adjacent crushing station before being transported by rail approximately 20 kilometres to the power plant. Luscar owns all the equipment and facilities at this mine, including the rail line and related locomotives and railcars but excluding one of the draglines, which is leased by SaskPower and operated by Luscar under licence.

    BOUNDARY DAM MINE

    The Boundary Dam mine is located approximately five kilometres south of Estevan, Saskatchewan and is a prairie mine-mouth operation. This mine supplies lignite thermal coal to SaskPower's Boundary Dam and Shand power plants under long-term contracts which expire in 2009 and 2024 respectively. Luscar commenced mining operations in 1973. This mine's annual production capacity is
6.5 million tonnes and 2001 sales were 6.0 million tonnes. The Boundary Dam mine had 109.7 million tonnes of proven reserves at December 31, 2001. The mine uses five draglines to remove the overburden. The coal is then loaded onto a fleet of coal haulers with a front end loader or an electric shovel for delivery directly to the adjacent power plants. Luscar owns all of the equipment and facilities at this mine with the exception of two haul trucks which are subject to an operating lease.

    The current Boundary Dam mine is the combination of four adjacent mines, two of which Luscar acquired as part of the Manalta acquisition and which had been operating since 1957 and 1960. The lignite coal at the Boundary Dam mine is in four recognizable coal zones having a cumulative mineable coal thickness of up to approximately 5.2 metres. The mineable coal zones are not contiguous over the entire mine area.

    BIENFAIT MINE

    The Bienfait mine is located approximately 15 kilometres east of Estevan, Saskatchewan and is a prairie operation. This mine supplies lignite thermal coal to Ontario Power Generation's Atikokan and Thunder Bay power plants under contracts which expire in the latter half of 2002, as well as to several smaller domestic customers. Operations commenced in 1905 and Luscar acquired the mine in 1966 through its acquisition of Manitoba & Saskatchewan Coal Company (Limited). The mine's annual production capacity is 2.8 million tonnes and 2001 sales were
2.1 million tonnes. This mine had 80.1 million tonnes of proven reserves as at December 31, 2001. The majority of the lignite coal at the Bienfait mine is part of a zone which averages 4.0 metres in thickness. This mine uses a dragline to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with a front end loader. Coal is initially transported to Luscar's adjacent processing plant, which crushes and sizes the coal before it is transported to customers by rail. Luscar owns all the equipment and facilities at this mine.

    Luscar also owns a char plant at the Bienfait mine. Char is a product that is used in the manufacture of charcoal briquettes. Luscar's char plant uses a carbonization process which nearly doubles the heat content of the original lignite coal and lowers its moisture and volatile matter content. Luscar supplies char under two long-term contracts with an aggregate annual tonnage of 82,000 tonnes, which expire in 2003 and 2010. The char plant's capacity is 102,000 tonnes and 2001 sales were 98,613 tonnes.

    HIGHVALE MINE

    The Highvale mine is located approximately 80 kilometres west of Edmonton, Alberta. Highvale is a prairie mine-mouth operation at which Luscar acts as the contract miner. This mine supplies subbituminous thermal coal to TransAlta Corporation's Sundance and Keephills power plants. The mine's annual production capacity is 13.0 million tonnes and 2001 sales were 12.2 million tonnes. This mine's reserves are controlled and managed by TransAlta Corporation. The mine uses four draglines to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with electric shovels or front end loaders for delivery directly to the adjacent power plants. TransAlta Corporation owns this mine and substantially all of the related equipment and facilities.

    Manalta began contract mining coal at the Highvale mine in 1970 and Luscar acquired the contract in 1998 as part of the Manalta acquisition. TransAlta Corporation pays for the coal based on Luscar's operating and capital costs plus a management fee. Luscar currently operates the mine under a two-year contract which expires

December 31, 2002 or earlier subject to a 90-day termination notice provision. TransAlta Corporation is seeking bids for the mining contracts at Highvale and certain other mines that Highvale owns. If TransAlta Corporation does not renew or terminates the contract, Luscar would not expect to incur any material costs because TransAlta Corporation is contractually required to reimburse Luscar for costs associated with terminating Luscar's operations. The two power plants served by the Highvale mine generate electricity which is transmitted to the electrical grids of Alberta and Saskatchewan

    GREGG RIVER MINE

    Coal production ceased in October 2000, and Luscar is currently in the process of completing the reclamation and closure of the mine.

    The Gregg River mine, located 40 kilometres south of Hinton, Alberta, was developed in 1983 and had a production capacity of 2.1 million tonnes of coal per year.

    MINE PROJECTS

    Luscar holds three coal properties that could be brought into production in the near term if a suitable market can be developed for the coal and subject to obtaining necessary permits. The following is a brief description of each of these projects.

    CHEVIOT MINE PROJECT

    The Cheviot mine project, which is a 50/50 joint venture between Luscar and a subsidiary of CONSOL Energy Inc., is located approximately 20 kilometres southeast of the Luscar mine at the former site of the inactive Mountain Park mine. Luscar operated the Mountain Park mine from 1911 to 1950. Luscar's 50% share of this project includes 18.2 million tonnes of proven bituminous metallurgical coal reserves and 12.8 million tonnes of probable bituminous metallurgical coal reserves. In December 2000, the Government of Alberta approved and issued the mine permit for the Cheviot project at a design capacity of 3.2 million tonnes per year of which 50% is Luscar's share. In April 2001, the Government of Canada announced its acceptance of the recommendation by the environmental review panel in favor of the development of Cheviot, which allows the federal government to release the regulatory authorizations required for the project to proceed.

    TELKWA MINE PROJECT

    The Telkwa mine project is located in west-central British Columbia. This project has 30.6 million tonnes of proven and 3.1 million tonnes of probable bituminous thermal coal reserves. Coal has been mined in this area intermittently since 1906. This project is located eight kilometres from the main Canadian National Railway line, which could be utilized to transport coal to the Ridley Island Terminals at Prince Rupert. Licences and environmental approvals will be sought when market conditions are conducive to development.

    BEAVERHILL MINE PROJECT

    The Beaverhill mine project, which is located approximately 62 kilometres southeast of Edmonton, Alberta, received a mine permit in 1987. This project has
8.1 million tonnes of proven subbituminous thermal coal reserves. Licences and environmental approvals will be sought when market conditions are conducive to development.

    Luscar also has significant coal resources that it hopes to develop into reserves, including the Judy Creek South and Camrose-Ryley resources that were acquired in 2001 and 2000 respectively. The Camrose-Ryley property is located adjacent to the Beaverhill mine project and has 192.9 million tonnes of measured resources and 37.1 million tonnes of indicated resources that are situated just south of the main Canadian National railway line. The Judy Creek South property includes 126.4 million tonnes of indicated resources and 70.7 million tonnes of inferred resources adjacent to an existing transmission line that serves the oil sands projects near Fort McMurray, Alberta.

COAL RESERVES AND RESOURCES

    COAL RESERVES

    Luscar's coal reserves are classified based upon the Geologic Survey of Canada publication Paper 88-21, "A Standardized Coal Resource/Reserve Reporting System For Canada", J.D. Hughes, L. Klatzel-Mudry and D.J. Nikol, 1989.

    Coal is broadly classified either as coal that can be economically mined using current technology (reserves) or coal that has not been economically evaluated or does not meet economic criteria (resources). Within the reserve and resource distinctions, coal is classified according to the degree of certainty of existence. With respect to reserves, the designations proven and probable are used. For resources, the coal industry employs the terms measured, indicated and inferred mineral resource.

    Luscar controls coal reserves in British Columbia, Alberta and Saskatchewan which contain substantial amounts of coal of varying qualities. Drilling and geological projections indicate that considerable resources which are potentially mineable by underground methods exist on Luscar's properties but management considers these resources only of long-term interest and has not compiled an estimate thereon.

    Reserves are prepared internally by Luscar engineers and geologists under the supervision of Luscar's chief geologist, Mr. Gary Johnston, Q.P. in accordance with the guidelines in the National Instrument 43-101 and Companion Policy 43-101CP, adopted by the Canadian securities commissions. Exploration work is carried out using internal resources.

    Reserves and resources are calculated using assumptions and parameters largely derived from Luscar's mining experience on a particular or similar property and current economic conditions. The assumptions and parameters used are updated regularly and vary from property to property. Key assumptions used include maximum digging depth of equipment, maximum economic ratios of waste to coal, percent of in-place coal recoverable in mining, percent recovery of coal processed through preparation plants and equipment and labour productivity. Also considered are legal impediments to mining, government regulations requiring efficient extraction of coal, coal prices and economic conditions.

    Reserve estimates are reviewed periodically to reflect new data and developments affecting the reserves. Accordingly, reserve estimates will change from time to time reflecting mining activities, analysis of new engineering and geological data, changes in reserve holdings, modification of mining plans or mining methods, changes in coal prices, coal production costs and other factors.

    The following table summarizes Luscar's coal reserves within operating mine permit areas and on development properties as of December 31, 2001:

                                                                                  SULPHUR      CALORIFIC VALUE
                                                     PROVEN(1)   PROBABLE(2)   CONTENT(%)(3)     (KJ/KG)(4)
                                                     ---------   -----------   -------------   ---------------
                                                                       (millions of tonnes)
Bituminous metallurgical
  Line Creek mine(5)...............................     25.2        --                0.42          35,700
  Luscar Mine(5)...................................      1.0          0.7        0.22-0.26          35,800
  Cheviot mine project(5)..........................     18.2         12.8        0.33-0.49          36,100
Bituminous thermal
  Line Creek mine(5)...............................      3.3        --                0.42          32,100
  Coal Valley mine.................................     11.9        --                0.27          30,500
  Obed Mountain mine...............................     39.3        --                0.46          30,000
  Telkwa mine project..............................     30.6          3.1             0.93          33,000
Subbituminous
  Paintearth mine..................................     64.1        --                0.40          20,700
  Sheerness mine...................................     63.6          7.7             0.55          20,000
  Beaverhill mine project..........................      8.1        --                0.38          21,000
Lignite
  Poplar River mine................................    219.9          5.3             0.62          14,300
  Boundary Dam mine................................    109.7        --                0.55          16,600
  Bienfait mine....................................     80.1        --                0.42          17,900
                                                       -----         ----
TOTAL..............................................    675.0         29.6
                                                       =====         ====

------------------------------

Notes:

(1) "Proven" means those reserves for which tonnage is computed from dimensions revealed in outcrops, trenches, underground workings or drill holes and for which the sites for inspection, sampling and measurement are so spaced with respect to the complexity of seam geometry within the deposit that the size and shape of the deposit is established to within a level of confidence of 90%.

(2) "Probable" means those reserves for which tonnage is computed partly from specific measurements, and partly from projection for a reasonable distance on geological evidence, and for which the sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to be classified as "proven". The confidence level for reported probable tonnage is between 80% and 90%.

(3) Estimated sulphur by weight, contract specification for bituminous coals, field average estimates for other coals.

(4) Approximate average calorific value, moist, ash free basis, air dried bituminous coals, as received for other coals.

(5) Luscar's 50% share of reserves only.

    RECONCILIATION OF RESERVES

    Luscar's proven and probable coal reserves decreased from 730.4 million tonnes as at December 31, 2000 to 704.5 million tonnes as at December 31, 2001, primarily due to 2001 production volumes, reclassification of resources to reserves as a result of further exploration and pit redesign, and reductions in reserves as a result of pit redesign and exploration. The following table provides a reconciliation and explanation of the significant reserve changes:

                                                    RESERVES AS AT                              RESERVES AS AT
                                                     DECEMBER 31,    PRODUCTION                  DECEMBER 31,
AREA                                                   2000(7)        IN 2001     ADJUSTMENTS        2001
----                                                --------------   ----------   -----------   --------------
                                                                       (millions of tonnes)
Proven
  Line Creek mine(1)..............................       23.2            1.4           6.7 (2)       28.5
  Luscar Mine(1)..................................        1.8            1.5           0.7 (3)        1.0
  Cheviot mine project(1).........................       18.2          --            --              18.2
  Coal Valley mine................................       14.1            1.5          (0.7)(4)       11.9
  Obed Mountain mine..............................       33.6            1.4           7.1 (5)       39.3
  Telkwa mine project.............................       30.6          --            --              30.6
  Paintearth mine.................................       67.3            3.2         --              64.1
  Sheerness mine..................................       67.2            3.7         --              63.5
  Beaverhill mine project.........................        8.1          --            --               8.1
  Poplar River mine...............................      223.3            3.4                        219.9
  Boundary Dam mine...............................      145.8            6.4         (29.7)(6)      109.7
  Bienfait mine...................................       60.7            2.0          21.4 (6)       80.1
Probable
  Luscar mine.....................................     --              --              0.7 (3)        0.7
  Line Creek mine(1)..............................        7.5          --             (7.5)(2)     --
  Cheviot mine project(1).........................       12.8          --            --              12.8
  Telkwa mine project.............................        3.1          --            --               3.1
  Sheerness mine..................................        7.7          --            --               7.7
  Poplar River mine...............................        5.3          --            --               5.3
Possible
  Cheviot mine project(1).........................        3.5          --            --               3.5
                                                        -----           ----         -----          -----
TOTAL.............................................      730.3           24.5          (1.3)         704.5
                                                        =====           ====         =====          =====

------------------------------

Notes:

(1) Luscar's 50% share only.

(2) Additional exploration reclassified reserves from probable to proven.

(3) Redesigning of pits reclassified resources to reserves.

(4) Exploration and redesign reduced overall reserves.

(5) Resources reclassified as reserves.

(6) Reserves transferred from Boundary Dam mine to Bienfait mine.

(7) Excludes reserves and production from the High Vale Mine which is mined under contract by Luscar. The mine is owned by TransAlta Corporation.

    COAL RESOURCES

    In addition to the coal reserves, Luscar owns or holds through lease, coal resources which are surface mineable using current mining technology. The cost of mining such coal has not been estimated and therefore the coal cannot be classified as reserves.

    The following table summarizes Luscar's undeveloped surface coal resources as of December 31, 2001:

                                                             MEASURED(1)    INDICATED(2)    INFERRED(3)
                                                             -----------   --------------   -----------
                                                                        (millions of tonnes)
Bituminous metallurgical...................................      22.6          103.1           106.6
Bituminous thermal.........................................     132.9          121.6            81.3
Subbituminous..............................................     203.6          351.9           297.9
Lignite....................................................     114.9          285.1           137.6
                                                                -----          -----           -----
TOTAL(4)...................................................     474.0          861.7           623.4
                                                                =====          =====           =====

------------------------------

Notes:

(1) "Measured" means those resources for which tonnage is computed from dimensions revealed in outcrops, trenches, underground workings or drill holes and for which the sites for inspection, sampling and measurement are so spaced with respect to the complexity of seam geometry within the deposit that the size and shape of the deposit is established to within a level of confidence of 90%.

(2) "Indicated" means those resources for which tonnage is computed partly from specific measurements, and partly from projection for a reasonable distance on geological evidence, and for which the sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to be classified as "measured". The confidence level for reported indicated tonnage is between 80% and 90%.

(3) "Inferred" means those resources for which tonnage is computed from widely spaced geological measurements, coal seam thickness is assumed and continuity and configuration are inferred from regional mapping. The confidence level for reported inferred tonnage is between 50% and 80%.

(4) Includes only those resources that are considered technically mineable by surface methods and excludes the reserves listed in the prior table.

    Non-producing coal properties are held to facilitate future growth and resources will be upgraded to reserves as the development horizon nears. At this time, underground mineable coal is excluded from reserve and resource estimates. Minor adjustments to resources were made as a result of exploration and pit redesign, including the reclassification of resources to reserves at Luscar mine and Obed Mountain mine. Subbituminous resources increased by 191.7 million tonnes with the acquisition of the Judy Creek South property.

EXPLORATION AND DEVELOPMENT ACTIVITIES

    Luscar spent $5.9 million on the exploration of active mine sites and near term development projects in 2001. Exploration expenditures directed to undeveloped coal resources totaled $1.4 million in 2001. Development work at the active mine sites totaled $4.5 million in 2001. Development expenditures in 2001 included $1.6 million at the Coal Valley mine, $0.7 million at the Poplar River mine, $1.0 million at the Boundary Dam mine, $0.9 million at the Bienfait mine and $0.3 million at other sites. During 2001, Luscar acquired the Judy Creek South property at a cost of $2.5 million.

LAND TENURE

    Coal reserves and leases in Canada are generally under the jurisdiction of provincial governments. Luscar gains access to its coal reserves through:
(1) coal leases from provincial governments, referred to as Crown coal leases;
(2) its freehold ownership of coal; (3) subleases from third parties who hold Crown coal leases or freehold rights; and (4) its mine-mouth contracts with customers who hold the rights. Royalty payments may be paid on Crown coal leases, freehold rights and/or subleases. In general, coal reserves at any particular mine are accessed through a variety of the above-mentioned methods.

    ALBERTA

    Alberta Crown coal leases are granted, under the MINES & MINERALS ACT, for a term of 15 years and are renewable, subject to, the regulations in force at the time of renewal, terms and conditions prescribed by order of the Minister of Energy and consideration of remaining coal reserves. Annual lease rental rates are $3.50 per hectare and there are no other expenditures required to maintain the leases. New Crown coal leases on lands in Category 4 of "A Coal Development Policy for Alberta, 1976" are made available to the public through a competitive bidding process. The bulk of Luscar's Alberta coal leases were acquired prior to the initiation of the bidding process.

    Subbituminous coal under Crown coal lease that is used in power generation in Alberta is subject to a flat royalty rate that is currently $0.55 per tonne. For bituminous coal, royalties are levied based on the mine-mouth value of marketable coal produced and revenue generated by the sale of the coal resource. Royalties are based on a two-tiered system with an initial rate of 1% of the mine-mouth value of marketable coal produced from the Crown coal leases per month. Following the date when the cumulative mine-mouth revenue of the coal mine equals or exceeds the aggregate of the allowed cumulative project costs and the cumulative return allowance of the project, an additional royalty on bituminous coal is payable to the Crown, the value of which is equivalent to 13% of the net revenue earned from Crown leases for a calendar year. Coal sold from leased, third party freehold lands may also be subject to private royalties pursuant to agreements under which the rights have been acquired. No provincial royalties are payable on freehold coal.

    SASKATCHEWAN

    Saskatchewan Crown coal leases are granted under the CROWN MINERALS ACT, and Coal Mining Disposition Regulations, 1988, for a term of 15 years and are renewable under effectively the same terms as Alberta Crown leases. Annual lease rental rates are $5.50 per hectare and there are no other expenditures required to maintain the leases. Prior to obtaining a Crown coal lease in Saskatchewan, the applicant must first obtain a coal prospecting permit for coal exploration. The costs associated with a coal prospecting permit are a $100.00 application fee and $1.00 per hectare for the first year and $1.00 per hectare for each of two, six-month extensions allowed under the regulations. Upon expiry of the coal prospecting permit, the permittee must either apply for a Crown coal lease or cancel the permit. There is no competitive bidding process for Saskatchewan Crown coal rights.

    In Saskatchewan, the sale of coal from Crown leases is subject to payment of a Crown royalty in the amount of 15% of the average value of coal related to the lease, payable quarterly. In addition, there are two taxes levied against freehold coal rights. One is a freehold mineral tax of $3.71 per hectare, payable yearly. The other is the freehold royalty which amounts to approximately one-half of the Crown royalty rate. At the Bienfait mine, a rebate of up to 87.5% of Crown and freehold royalties is available when selling prices fall below a specified level. In 2001, the Bienfait mine was eligible for the maximum rebate.

    BRITISH COLUMBIA

    British Columbia Crown coal licences and Crown coal leases are granted under the COAL ACT. Crown coal licences are granted for an indefinite term and the rental rates start at $7.00 per hectare, escalating to $10.00 per hectare after the first five years and continue to escalate by $5.00 per hectare every five years. There is presently no cap on the rental rates. Prior to obtaining a Crown coal lease, the licencee must first obtain a project approval certificate issued under the ENVIRONMENTAL ASSESSMENT ACT. Once a project approval certificate has been obtained, an application may be made for a coal lease. Crown coal leases have a term of 30 years but may be renewed for a subsequent period of 15 years. The annual rental rate is currently $10.00 per hectare. There is no competitive bidding process for British Columbia Crown coal rights.

    In British Columbia, both Crown and freehold coal sales are subject to the payment of a two level mineral tax. The first level is 2% on revenue less operating costs (not including interest) with the next level being 13% on cumulative revenue minus operating costs, capital costs and the amount payable under the first level. Under the MINERAL LAND TAX ACT, every owner of mineral land must pay to the Crown a yearly tax based on the number of hectares owned. This mineral land tax escalates on a graduated scale from $1.25 per hectare (20,235 hectares or less) to $4.94 per hectare (more than 404,686 hectares). The $1.25 per hectare charge applies to Luscar's freehold mineral interests held in British Columbia.

    MINE PERMITTING

    In order to develop or extend an existing coal property, it is necessary to obtain a mine permit from the applicable provincial government. In certain instances, such as when mine operations cross navigable waters or interfere with a fishery, it may be necessary to obtain permits from the federal government. The process to obtain these permits involves disclosure of the project to the applicable authorities. Proposed components of an Environmental Impact Assessment ("EIA") are then published for public input and, with such input the procedures and studies to be included in the EIA are finalized. Luscar must then complete the EIA and document full details of the mine development and operational plans to complete the application. The authorities review the application again with public input, and following required amendments or additions, the application is deemed complete. Dependent upon the magnitude of the project, the level of public interest and the location of the project, the regulators may then require a public hearing process. When this process is complete the regulators will either approve the project, request modifications to the project and approve it as modified or reject the project. Once approved the required permits are issued.

    If both the federal and provincial governments are involved the application is subject to joint review. For a greenfields project the permitting process can take three to five years whereas for a mine extension two years is usually required as the EIA is not as detailed.

                                     METALS

    GENERAL

    Sherritt International's Metals segment is comprised of the Corporation's 50% indirect interest in the Metals Enterprise and the Corporation's marketing and trading activities in commodity metals, as well as the Corporation's fertilizer assets. The Metals Enterprise is a vertically-integrated nickel and cobalt mining, processing, refining and marketing joint venture between subsidiaries of Sherritt International and General Nickel Company S.A. ("GNC"), a Cuban company. The business of the Metals Enterprise is carried on through three companies:

    - Moa Nickel S.A. ("Moa Nickel") -- owns and operates the Moa, Cuba mining and processing facility.

    - The Cobalt Refinery Company Inc. ("CRC") -- owns and operates the Fort Saskatchewan, Alberta metals refinery.

    - International Cobalt Company Inc. ("ICCI") -- is responsible for feed acquisition and the marketing and sale of commodity cobalt and nickel.

    Mixed sulphides containing nickel and cobalt are produced by the mining and processing facilities at Moa, Cuba. The mixed sulphides are shipped to Canada by sea, then transported by rail to the metals refinery in Fort Saskatchewan.

    Sherritt International indirectly, and GNC directly and indirectly, each hold 50% of the issued and outstanding shares of each of these companies, the financial results of which are proportionately consolidated.

    The Corporation owns certain fertilizer, sulphuric acid, utilities, storage and other assets located in Fort Saskatchewan, Alberta, which enhance the security of supply of certain inputs and services required for CRC's operations.

    Financial information for the Metals segment represents the Corporation's 50% share of the Metals Enterprise, the Corporation's marketing and trading activities in commodity metals, and the Corporation's fertilizer operations. For the year ended December 31, 2001, the Metals business generated operating earnings of $3.7 million on revenue of $230.3 million compared to operating earnings of $61.9 million on revenue of $299.0 million for the year ended December 31, 2000.

    Capital expenditures of $19.3 million in 2001 were directed primarily towards efficiency improvements and maintaining and upgrading plant operations.

    PRODUCTION AND SALES

    The following table sets out the Corporation's share of both production and sales volumes, as well as its average realized prices for the periods indicated:

                                                                  YEAR ENDED           YEAR ENDED
                                                              DECEMBER 31, 2001    DECEMBER 31, 2000
                                                              ------------------   ------------------
PRODUCTION (tonnes)
Mixed sulphides (nickel and cobalt contained)...............        16,180               14,760
Nickel......................................................        14,613               14,035
Cobalt......................................................         1,471                1,427

SALES
Nickel (thousands of pounds)................................        33,125               29,480
Cobalt (thousands of pounds)................................         3,295                3,075
Fertilizers (thousands of tonnes)                                      205                  330

REALIZED PRICES (Canadian Dollars per pound)
Nickel......................................................         $4.00                $5.80
Cobalt......................................................        $15.17               $19.65

    MOA NICKEL S.A.

    The mining and processing facilities at Moa Nickel were commissioned in 1959. Moa Nickel mines lateritic nickel and cobalt ore by open pit methods and processes it at its facilities at Moa into mixed sulphides containing nickel and cobalt.

    MINING CONCESSIONS

    The Government of Cuba granted mining concessions to Moa Nickel in the Moa region of Cuba, pursuant to a decree of the Executive Committee of the Council of Ministers of the Republic of Cuba dated November 30, 1994 (the
"1994 Decree"). The mining concessions included a land area of 4,315 hectares. Proven reserves on these concessions, together with probable reserves, once fully proven, would be adequate to supply the Moa Nickel processing plant for approximately 25 years at a production rate of 24,000 tonnes per year of contained nickel plus cobalt.

    Cuba's Centro Nacional del Fondo Geologico reserve tables for the concessions have estimated as of December 1, 1994 IN SITU geological measured and indicated resources to be 65.3 million tonnes with an average grade of 1.33% nickel and 0.13% cobalt. The 1994 Decree also provides that the concessions will be expanded if economically mineable reserves are subsequently determined to be less than 62.3 million tonnes. The intent of the 1994 Decree was also to provide Moa Nickel with mining concessions sufficient to allow it to explore for mineralization which would extend the reserve life for a further 25 years of projected production.

    Ore deposits are located immediately to the south and southeast of the town of Moa in Holguin Province on the northeast coast of Cuba. Access to the property is by paved roads. The property is located within four kilometres of the town of Moa and transportation to the property is available by bus and automobile. The climate at Moa is tropical and the mine operates 365 days per year. Moa Nickel has the required surface rights for the mining operation and the required infrastructure is in place. Mining has been carried out within the concessions for more than 40 years. The deposits within the concessions held by Moa Nickel are extensive, covering an area of some 16 square kilometres.

    Moa Nickel pays the Cuban state a royalty calculated on the basis of 5% of the net sales value (free on board Moa Port, Cuba) of its production of nickel and cobalt, and an annual canon of two, five or ten U.S. Dollars for each hectare of each concession depending on whether such area is a prospecting, exploration or exploitation area.

    Moa Nickel is obliged to maintain a financial reserve for the purpose of re-establishing forest cover over the areas that Moa Nickel has mined. Moa Nickel is not responsible for the reforestation of areas mined prior to November 30, 1994.

    Topographical slopes are gentle at 5 to 10 degrees rising from elevations of 20 metres above sea level near to the coast, to a height of 400 metres inland. The vegetation is tropical with occasional small stands of pine trees.

    Prior to the formation of the Metals Enterprise, the property was operated by the Cuban state. Detailed exploration of all of the deposits within the concession was undertaken by the Cuban state. Drilling programs were carried out on 300 metre, 100 metre and 33 metre grids, with analysis of each metre of drill core for nickel, cobalt and iron. In addition, test pits were excavated to yield information on mineralogy, moisture content and tonnage factors. Production commenced in 1961 and in the period to the end of 1994, the annual mining rate averaged approximately 1.6 million tonnes of ore.

    In the Moa region, large areas of ultrabasic rocks containing small amounts of nickel and cobalt have been leached by tropical rainfall for prolonged periods of time. The leaching action preferentially dissolves and removes certain minerals such as silica, calcium and magnesium leaving a residual clay soil enriched in nickel, cobalt and iron.

    The nickeliferous limonite deposits in the area occur as a thick surface blanket of residual soils, clays and partially decomposed rock. The thickest and most homogenous limonite deposits are generally associated with rounded ridge crests and spurs representing the least eroded portion of the limonite blanket.

    The upper zone of the commercial laterite profile called limonite is defined by a "nickel equivalent" grade cut-off that is calculated using the nickel grade plus 2.5 times the cobalt grade, with a minimum nickel grade of 0.9%. As metal recoveries for nickel and cobalt are essentially the same, this reflects the expected relative long-term prices for the metals. The nickel equivalent cut-off grade typically ranges between 1.25% and 1.35%, depending mainly upon the ore haulage distance and overburden stripping ratios for the ore body. The lower contact of the limonite zone is defined by the 35% iron grade cut-off and is highly irregular with frequent "ribs" and "pinnacles" of decomposing bedrock material projecting up into the limonite. The limonite zone as defined typically varies from three to seven metres in thickness, occasionally increasing to a thickness of up to 15 to 20 metres. Saprolite zone mineralization is encountered below the limonite zone, but is not exploited.

    All deposits within the concessions were drilled at progressively closer grid spacings from 300 metres to 33 metres prior to the formation of the Metals Enterprise. Current practice is to drill at 16 metre spacing prior to mining for definition of the overburden thickness, grade control and metallurgical characterization of the ore.

    Drill hole sampling is carried out at one metre intervals at all grid spacings. Historically, samples were analyzed for nickel, cobalt and iron by an independent laboratory, using standard internal and external verification procedures. Under current practices, drill samples are analyzed for nickel, cobalt, iron, manganese, magnesium, silica, aluminum, copper, chromium and zinc by on-site and contract laboratories. A duplicate sample is used on-site in metallurgical testwork to determine sedimentation characteristics of the ore and the metallurgical response to acid pressure leaching.

    Check drilling, with sampling of each metre of drill core, has been carried out from time to time to confirm the results of the drilling programs carried out since the formation of the Metals Enterprise. Results have shown a positive correlation between the data sets.

    RESERVES

    The following table sets out the Metals Enterprise's estimates of its proven and probable ore reserves at December 31, 2001. The Corporation believes that the reserve quantities are reasonable estimates consistent with current knowledge of the characteristics and extent of the mineral deposits, but such estimates are subject to upward or downward revisions as additional information becomes available and as economic conditions change.

                RESERVE ESTIMATE EFFECTIVE DECEMBER 31, 2001(1)

CLASSIFICATION                                                  TONNES      % NICKEL   % COBALT
--------------                                                -----------   --------   --------
                                                              (millions)
Proven......................................................     33.8         1.24       0.14
Probable....................................................      2.4         1.18       0.13
                                                                 ----         ----       ----
Proven and Probable.........................................     36.2         2.42       0.27
                                                                 ====         ====       ====

------------------------------

Note:

(1) The Metals Enterprise's proven and probable reserves estimate reported effective December 31, 2000 was 38.0 million tonnes. Current reductions include reserve depletion for the year 2001 of 3.6 million tonnes and a
    1.8 million tonne increase due to changes in ore reserve calculation methodology, studies on the mineability of remnants in mined areas, incorporation of provision for mining losses and grade dilution, and provisions for environmental protection. These adjustments are in accordance with an independently prepared reserve report effective December 31, 2001 prepared under the direction of Spence Resource Management Inc., J.A. Spence, Q.P.

    During 2001, the Metals Enterprise incurred exploration and development expenditures of U.S.$0.05 million. During 2000, these expenditures amounted to U.S.$2.8 million.

    MINING OPERATIONS

    Historically, mining was carried out with draglines (4.5 to 6 m(3) bucket) and ore was trucked to a central stockpile at the head of a conveyor belt feeding the ore preparation plant. Within the last four years, the mining method has been converted to an excavator/truck operation. Bench mining is now practiced in newly opened deposits using backhoes (7.7 m(3) buckets) and a mixture of rigid and articulated trucks.

    Ore is processed through the ore preparation plant where the ore is slurried in water in logwashers and the resultant slurry is screened at 10 mm and 0.8 mm to reject partially or unweathered material with a high magnesium content. The oversize reject material is retained in a reject dam.

    Undersize ore is thickened and pumped to an acid pressure leaching circuit consisting of vertical, steam-agitated pachucas (reactors). Sulphuric acid is added to dissolve nickel and cobalt from the ore. The leach discharge slurry is processed through a countercurrent decantation wash circuit to separate the nickel and cobalt-containing solution from the leach residue which is impounded in a tailings pond.

    Excess sulphuric acid in the solution is neutralized with limestone mud and the gypsum residue is processed through the wash circuit. Nickel and cobalt are recovered from the solution by precipitation, at an elevated temperature, with hydrogen sulphide gas under pressure.

    Production of nickel and cobalt at Moa Nickel has increased from 12,500 tonnes per year in 1994 to 32,360 tonnes per year in 2001. All of the production from Moa Nickel is refined at the CRC refinery.

THE COBALT REFINERY COMPANY INC.

    The Fort Saskatchewan facilities include a nickel refinery, a cobalt refinery and other ancillary facilities.

                                                    ANNUAL                       YEAR CONSTRUCTED;
FACILITY                                           CAPACITY       PRODUCT             UPGRADED
--------                                          ----------   -------------   ----------------------
                                                                               1954; 1972, 1981-1983,
Nickel Refinery.................................   32,000 mt   Nickel metal           1991-1994, 1996
                                                                                    1956; 1977, 1981,
Cobalt Refinery.................................    3,200 mt   Cobalt metal      1991-1994, 1996-1997

    The mixed sulphides received from Moa Nickel are treated at the Fort Saskatchewan refinery together with a small amount of cobalt and nickel-bearing materials from other sources. The metals refinery differs from conventional pyrometallurgical smelting facilities in that it uses only pressure hydrometallurgical processes.

Pressure hydrometallurgy is a technology which employs reactors known as autoclaves to conduct chemical reactions at elevated pressures in order to extract and recover metals from metal-bearing feed materials. The advantages of this process, in comparison with conventional refining processes, are that it requires lower capital costs, does not emit sulphur dioxide, and substantially all metal and chemical agents are recovered for sale or use in another form. In addition, ammonium sulphate, a fertilizer by-product of the metal refining process, is produced at an on-site ammonium sulphate plant, which has an annual capacity of 170,000 tonnes per annum. The majority of the fertilizer is sold in the western Canadian agricultural sector.

    In the refining process, nickel and cobalt present in the various blended feeds are leached in an ammonia and ammonium sulphate solution. Cobalt, nickel and other metals are dissolved and sulphide sulphur is oxidized and combined with ammonia to form ammonium sulphate. Any unleached material is separated from the metal-rich solution, washed and pumped to a tailings pond. Nickel is recovered in powder form, and after washing and drying, is compacted into briquettes or packaged as powder. Cobalt is also recovered in powder form and is compacted into briquettes or packaged as powder for sale. The remaining essentially metal-free solution is evaporated to crystalline ammonium sulphate, dried and sold as fertilizer. Other metals present in the feed such as copper and zinc are collected in sulphide residues and sold.

INTERNATIONAL COBALT COMPANY INC.

    FEED ACQUISITION

    For the year ended December 31, 2001, approximately 93% of the nickel input and 83% of the cobalt input for the refinery was derived from Moa Nickel. Under the terms of an agreement, the price paid by ICCI to Moa Nickel is discounted from, in the case of cobalt, the price received from ICCI customers and, in the case of nickel, the official London Metal Exchange ("LME") cash price. During 2001, feed purchased from four third-party suppliers was also processed at the refinery.

    TOLLING

    ICCI delivers the mixed sulphides purchased from Moa Nickel and all cobalt and nickel feed materials purchased by it from third parties to CRC for refining. CRC refines the raw materials and returns refined nickel and cobalt products to ICCI for a refining charge. Title to the materials during the refining process remains with ICCI.

    MARKETING AND SALES

    ICCI sells, as principal, nickel briquettes and powders directly. It sells cobalt briquettes and powders through Sherritt International. Empresa Cubana Exportadora de Minerales y Metales ("Cubaniquel") is the exclusive agent for nickel sales. Cubaniquel and Sherritt International receive commissions for sales made to third parties. The price paid by Sherritt International for cobalt and nickel products is the net price received from third parties less commission. Sherritt International purchased all of the cobalt products refined by the Metals Enterprise during 2001. Refined nickel products were sold by ICCI, although Sherritt International also acted as principal for approximately 4% of sales.

    ICCI's sintered nickel briquettes conform to LME specifications so that the briquettes may be delivered against LME contracts. Cobalt is not traded on any commodity exchange market but is sold at negotiated prices. ICCI's primary markets for cobalt and nickel products are Canada, Europe and Asia. Products are transported by surface mode. United States law prohibits the purchase by U.S. persons (as defined in applicable laws and regulations) of nickel or cobalt processed from Cuban feed.

MARKETS AND COMPETITION

    COBALT

    The Metals Enterprise's cobalt briquettes are produced at 99.9% purity. Cobalt is used in the production of high temperature, wear-resistant super alloys, catalysts, paint dryers, cemented carbides, magnetic alloys, rechargeable batteries and chemicals. A significant proportion of the world's cobalt is produced as a by-product of nickel and copper production. Based on data from the Cobalt Development Institute ("CDI") of Guildford, Surrey, United Kingdom, which covered the first six months of 2001, worldwide supply of cobalt for 2001 was estimated to be approximately 38,850 tonnes. The Metals Enterprise is among the five leading CDI member suppliers of cobalt to world markets. The market for cobalt is worldwide.

    During 2001, the Metal Bulletin 99.3% free market cobalt price traded in a range between U.S.$6.50 per pound and U.S.$12.35 per pound, averaging U.S.$9.56 per pound for the year, 28% lower than the average price for 2000. The lower cobalt price reflected weakening global economic conditions.

    NICKEL

    Nickel is used in the production of stainless steel, which accounts for approximately two-thirds of worldwide nickel consumption. Nickel is also used in the production of industrial materials, including non-ferrous steels, alloy steels, plated goods, catalysts and chemicals. Approximately 68% of world nickel production is consumed in North America, western Europe and Japan.

    Norilsk Nickel, in the Russian Federated Republic, is the world's largest producer of nickel. Canadian producers Inco Limited and Falconbridge Limited are the second and third largest producers, respectively. The Metals Enterprise provides less than 3% of world production. Current world nickel supply is estimated to be approximately 1.1 million tonnes per annum.

    In recent years, the worldwide nickel market has demonstrated a high degree of price volatility. World markets for the Metals Enterprise's products significantly impact its operating earnings. These markets are cyclical and prices are volatile. Nickel prices on the LME weakened in 2001, trading in a range between U.S.$2.00 and U.S.$3.42 per pound. The LME average settlement price for 2001 was U.S.$2.70 per pound, a 31% decrease from the 2000 average of U.S.$3.92 per pound.

    Most major refined nickel producers supply nickel at grades ranging from 98.5% to 99.9% in purity. The Metals Enterprise's sintered nickel briquettes, produced at 99.9% purity, are well suited for stainless steel and alloy steel production and certain chemical applications, and are expected to continue to be sold to such industries in the future. The Metals Enterprise's "steel grade" (unsintered) nickel briquettes analyzing 99.4% nickel are well suited for stainless steel production and foundry use.

                                  OIL AND GAS

    Sherritt International explores for, develops and produces oil and natural gas. During 2001, the Corporation produced oil from fields primarily located in Cuba. Lower oil prices and higher depletion and amortization expense contributed to lower operating earnings for the Oil and Gas segment of $74.0 million in 2001 compared with operating earnings of $79.6 million in 2000. Before the impact of working capital changes, the oil and gas business generated free cash flow after capital expenditures of $66.4 million in 2001.

    The average realized oil price decreased by 9% to $22.04 per barrel in 2001 from $24.18 per barrel in 2000. The U.S. Gulf Coast Fuel Oil No. 6 reference price averaged U.S.$16.92 per barrel in 2001, compared with U.S.$20.76 per barrel in the prior year.

    Total average net oil production of 21,463 barrels per day in 2001 was 18% higher than in 2000. Average net oil production in Cuba increased by 19% in 2001 to 20,735 barrels per day and set a new production record for the fifth consecutive year.

    CUBA

    Through a subsidiary, the Corporation holds a 100% working interest in four enhanced production-sharing contracts with the Government of Cuba. The enhanced production-sharing contracts require the Corporation to provide services and technical assistance to rework and enhance the production of selected wells, or to drill new wells in existing oil fields. The Corporation also holds indirect interests varying from a 40% to 100% working interest in five exploration production-sharing contracts, which involve the exploration for and development of new oil and gas reservoirs in Cuba, or the extension of the known field boundaries of existing reservoirs, using state of the art geological and geophysical exploration techniques. The nine production-sharing contracts cover a total of 3.1 million gross acres with the Corporation's net acreage equal to
0.8 million acres.

    Total oil production in Cuba averaged 33,888 barrels per day in 2001 compared with 29,554 barrels per day in 2000. New wells in the Yumuri, Puerto Escondido and Canasi areas contributed to the 15% production increase. Oil production in Cuba is allocated to the Corporation and agencies of the Cuban Government in accordance with the terms of the production-sharing contracts. The Corporation's share of oil production from Cuba in 2001 under these production-sharing contracts was 7.6 million barrels or 20,735 barrels per day compared with 6.4 million barrels or 17,424 barrels per day in 2000.

    During its ten years of operating in Cuba, Sherritt International has accumulated an extensive data base of the historical, geological, engineering and production information from all of the wells in the north coast oil fields and has gained unparalleled experience in the characterization, technical understanding and management of Cuba's oil reservoirs. The Oil and Gas division has been very successful in applying modern exploration and completion technology to geological basins that were relatively under-explored in the past. Cuba appears to have a favourable geological setting for massive accumulations of hydrocarbons. The Corporation has identified several exploratory prospects along the north coast heavy oil trend and plans to test some of these prospects in order to generate new reserves for future development. In the longer term, the Corporation intends to utilize this knowledge base to pursue selective exploration/development programs in geologically similar jurisdictions outside of Cuba. Sherritt International's experience in establishing the necessary infrastructure to support its exploration/development program in Cuba provides it with the ability to support similar opportunities in other countries. During 2001, the Corporation participated in the drilling of seven development wells and two exploratory wells in Cuba. In addition, two existing wells were re-entered and deepened to exploit additional reserves.

    In the Yumuri/Puerto Escondido contract area, two step out wells, Yumuri 204 and Yumuri 205, were drilled on the west side of the Yumuri field. The Yumuri 204 well had an initial stabilized gross production rate of 4,470 barrels of oil per day. The Yumuri 205 well had an initial stabilized gross production rate of 3,962 barrels of oil per day. The Yumuri 202 well was re-entered and deepened to exploit additional reserves and had an initial stabilized gross production rate of 2,050 barrels of oil per day. Also in the Yumuri/Puerto Escondido contract area one development well was drilled. The Puerto Escondido 14 well had an initial stabilized gross production rate of 600 barrels of oil per day.

    In the Block 7 contract area, three development wells were drilled at Canasi and one producing well was re-entered at Seboruco to exploit additional reserves. The Canasi 3, 4 and 5 wells had initial stabilized gross production rates of 4,140, 3,840 and 3,560 barrels of oil per day, respectively. The Seboruco 2 re-entry well had an initial stabilized gross production rate of 3,340 barrels of oil per day. Also in the Block 7 contract area, the Faustino 1 exploration well encountered a new oil pool and was awaiting testing at the end of the year.

    In the Varadero West contract area, one development well was drilled. The VD-718 well did not encounter the expected reservoir section and at year end the well was suspended awaiting technical evaluation of an up hole zone.

    In the Block L contract area, the Felipe 1-X well did not encounter commercially productive horizons and was abandoned.

    During the year the Corporation surrendered its interest in the Block L contract area and the Block V, VI and VII contract areas and has no further obligations on these blocks.

    SPAIN

    Sherritt International indirectly holds a 14.5% working interest in the Casablanca oil field, a 15.6% working interest in the Rodaballo oil field, a 29% interest in the Boqueron oil field, and an 18.4% interest in the Barracuda oil field, all located in the Gulf of Valencia, offshore Spain. Production from the Corporation's fields in Spain averaged 728 barrels of oil per day in 2001 compared with 802 barrels of oil per day in 2000. Natural declines and increased water-cut contributed to the 9% decrease in production. During the year, the Corporation surrendered its working interest in the Tortuga concession and has no further obligations on the concession.

    OTHER PROPERTIES

    In Pakistan, the Corporation indirectly holds a 30% working interest in the Ghauspur Concession in the central Indus Basin. The Government of Pakistan approved a plan of development for the Badar discovery, in the Ghauspur Concession, which tested 21 million cubic feet of natural gas per day. Negotiations are ongoing with a gas transmission company on pricing and the quantity of gas to be produced and sold. The Corporation's share of net proved and probable reserves is estimated to be approximately 17.3 billion cubic feet of natural gas as at December 31, 2001.

    The Corporation has agreed, subject to the consent of the state oil company of Indonesia, to assign its permit interest to the operator of the concession. Upon completion of the assignment, the Corporation will have no further obligations in respect of the concession.

    In Ireland, the Corporation relinquished its permit interest to the Government and will have no further obligations in respect thereof.

    MARKETS

    The demand for oil is driven by the consumption of heating oil, fuel oil and transportation fuels. Oil supply and prices are also affected by political developments, especially in the Middle East.

    MARKETING AND SALES

    The Corporation generally sells its oil production in the country in which it is produced. Production in Spain is transported to shore through a pipeline and sold to a refinery at a price determined by reference to the North Sea Brent Crude Market. Cuban oil production is sold to a Cuban government agency, the sale price being based on an international reference price for high sulphur #6 fuel oil.

    Geographically, approximately 94% of the Oil and Gas segment's revenues during 2001 were derived from Cuba and 6% from Spain. During 2000, approximately 92% of the Oil and Gas segment's revenues were derived from Cuba and 8% from Spain.

    PRODUCTION

    The following table sets out the Corporation's average net daily production of oil and natural gas by country for the years indicated:

PRODUCTION                                                      2001       2000
----------                                                    --------   --------
OIL (bop/d)
Cuba........................................................   20,735     17,424
Spain.......................................................      728        802
                                                               ------     ------
Total.......................................................   21,463     18,226
                                                               ======     ======
NATURAL GAS (mcf/d)
Italy(1)....................................................    --           963
                                                               ======     ======

------------------------------

Note:

(1) Properties disposed of as of September 30, 2000. Reflects average net daily production of natural gas to September 30, 2000.

    PRODUCTIVE WELLS

    The following table sets out the total number of the Corporation's productive wells by country as at December 31, 2001:

                                                                                            NATURAL GAS
                                                                                        -------------------
COUNTRY                                                       GROSS OIL(1)    NET(2)    GROSS(1)    NET(1)
-------                                                       ------------   --------   --------   --------
Cuba........................................................       73         68.21      --         --
Spain.......................................................        7          1.17      --         --
                                                                   --         -----        --         --
                                                                                         --         --
Total.......................................................       80         69.38      --         --
                                                                   ==         =====        ==         ==

------------------------------

Notes:

(1) Gross wells are wells in which the Corporation has a working or royalty interest. This includes all unit area wells contributing revenue to the Corporation.

(2) Net wells are the sum of the Corporation's working interests in the gross wells. Net working interests may be subject to production-sharing agreements.

    RESERVES

    The following table sets out the Corporation's estimates of its total proved reserves for oil as at December 31, 2001 and the changes in reserves during 2001. The Corporation believes that the reserve quantities are reasonable estimates consistent with current knowledge of the characteristics and extent of the productive formations, but such estimates are subject to upward or downward revisions as additional information regarding producing fields becomes available, technology improves and economic conditions change.

                    RESERVE ESTIMATE AS OF DECEMBER 31, 2001

                                                                                     NET
                                                                 --------------------------------------------
PROVED RESERVES(5)                                 GROSS TOTAL       PROVED            PROVED         PROVEN
(CONSTANT PRICE SCENARIO)                          PROVED(1,2)   PRODUCING(1,3)   UNDEVELOPED(1,3)   TOTAL(1)
-------------------------                          -----------   --------------   ----------------   --------
                                                                               (thousands bbls)
DECEMBER 31, 2000
  Cuba...........................................     54,526         18,129             2,376         20,505
  Spain..........................................      6,708          1,052           --               1,052
                                                     -------         ------            ------         ------
  Subtotal.......................................     61,234         19,181             2,376         21,557
                                                     -------         ------            ------         ------

LESS PRODUCTION
  Cuba...........................................    (12,369)        (7,568)          --              (7,568)
  Spain..........................................     (1,455)          (266)          --                (266)
                                                     -------         ------            ------         ------
  Subtotal.......................................    (13,824)        (7,834)          --              (7,834)
                                                     -------         ------            ------         ------

ADDITIONS AND REVISIONS(4)
  Cuba...........................................     10,502          8,989            (2,376)         6,613
  Spain..........................................     (1,366)          (129)          --                (129)
                                                     -------         ------            ------         ------
  Subtotal.......................................      9,136          8,860            (2,376)         6,484
                                                     -------         ------            ------         ------

DECEMBER 31, 2001
  Cuba...........................................     52,659         19,550           --              19,550
  Spain..........................................      3,887            657           --                 657
                                                     -------         ------            ------         ------
  Total..........................................     56,546         20,207           --              20,207
                                                     =======         ======            ======         ======

------------------------------

Notes:

(1) PROVED RESERVES are those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economically and technically successful in the subject reservoir. PROVED PRODUCING RESERVES are proved reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reason for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. PROVED UNDEVELOPED RESERVES are reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

(2) GROSS RESERVES means the total quantity of reserves, including royalties and other interests that can reasonably be expected to be recovered from the subject reservoir under current technology and existing economic conditions.

(3) NET PROVED PRODUCING AND NET PROVED UNDEVELOPED RESERVES are determined by deducting royalties and other interests from gross proved reserves. Such royalties are subject to change by legislation or regulation and can also vary depending upon production rates, selling prices and timing of initial production. ROYALTIES AND OTHER INTERESTS includes the share of production allocated to the Government of Cuba from time to time under the production-sharing contracts, other royalty payments to host governments and the participating interest share of production of the Corporation's joint venture partners.

(4) REVISIONS are adjustments that reflect actual reservoir performance and reassessment of data.

(5) Estimates of the proved oil and natural gas reserves attributable to the interest of the Corporation were provided by McDaniel & Associates Consultants Ltd.

ESTIMATED PRESENT WORTH VALUES OF RESERVES BEFORE INCOME TAX AS OF DECEMBER 31,
                                      2001
                      (MILLIONS OF UNITED STATES DOLLARS)

                                                                 DISCOUNTED AT
                                                              -------------------
CUBA(1),(2),(3)                                                  0%        10%
---------------                                               --------   --------
Proved Producing Reserves...................................   $171.3     $131.4
Proved Undeveloped Reserves.................................    --         --
                                                               ------     ------
Total Proved Reserves.......................................   $171.3     $131.4
                                                               ======     ======
SPAIN(1),(2),(3)
Proved Producing Reserves...................................   $  3.7     $  3.5
Proved Undeveloped Reserves.................................    --         --
                                                               ------     ------
Total Proved Reserves.......................................   $  3.7     $  3.5
                                                               ======     ======
TOTAL(1),(2),(3)
Proved Producing Reserves...................................   $175.0     $134.9
Proved Undeveloped Reserves.................................    --         --
                                                               ------     ------
Total Proved Reserves.......................................   $175.0     $134.9
                                                               ======     ======

------------------------------

Notes:

(1) The definitions of Proved Reserves, Proved Producing Reserves and Proved Undeveloped Reserves are set forth in footnote (1) in the above reserves table.

(2) Reflects the Corporation's net share of reserves.

(3) In Cuba and Spain, no royalty is payable on the Corporation's net share of reserves.

    AVERAGE NET PRODUCT PRICES AND NETBACKS RECEIVED

CUBA(1)

                                                                                       PER BBL
                                                           ---------------------------------------------------------------
                                                            AVG. NET PRODUCT          OPERATING
                                            BOPD                  PRICE               COSTS(3)             NET BACK(4)
                                     -------------------   -------------------   -------------------   -------------------
                                       2001       2000       2001       2000       2001       2000       2001       2000
                                     --------   --------   --------   --------   --------   --------   --------   --------
1st Qtr............................   15,384     16,798     $24.44     $23.09     $4.98      $3.53      $19.46     $19.56
2nd Qtr............................   19,352     17,018      20.58      22.47      4.02       3.85       16.56      18.62
3rd Qtr............................   23,091     19,889      23.43      24.34      3.42       4.06       20.01      20.28
4th Qtr............................   24,981     15,980      18.63      23.64      3.79       6.73       14.84      16.91

SPAIN(2)

                                                                                       PER BBL
                                                           ---------------------------------------------------------------
                                                            AVG. NET PRODUCT          OPERATING
                                            BOPD                  PRICE               COSTS(3)             NET BACK(4)
                                     -------------------   -------------------   -------------------   -------------------
                                       2001       2000       2001       2000       2001       2000       2001       2000
                                     --------   --------   --------   --------   --------   --------   --------   --------
1st Qtr............................      845        906     $35.85     $38.68     $5.97      $4.93      $29.88     $33.75
2nd Qtr............................      738        804      40.57      39.32      1.56       7.19       39.01      32.13
3rd Qtr............................      666        764      42.09      45.23      5.58      11.29       36.51      33.94
4th Qtr............................      665        733      31.94      46.86     11.89      11.49       20.05      35.37

------------------------------

Notes:

(1) Reflects heavy conventional crude oil production.

(2) Reflects light and medium conventional crude oil production.

(3) Operating costs include treatment and transportation costs, workovers, recompletions and maintenance.

(4) No royalties are payable with respect to the Corporation's net share of crude oil production.

    UNDEVELOPED OIL AND GAS PROPERTIES

    The following table sets out the Corporation's undeveloped oil and gas properties as at December 31, 2001. Undeveloped properties are properties that are not assigned proved reserves, but which the Corporation considers to have the potential to contain commercial hydrocarbon deposits.

COUNTRY                                                       GROSS ACRES(1)   NET ACRES(2)
-------                                                       --------------   ------------
Cuba........................................................      882,201        690,266
Spain.......................................................       31,288          6,304
Indonesia...................................................    2,224,110        111,206
                                                                ---------        -------
Total.......................................................    3,137,599        807,776
                                                                =========        =======

------------------------------

Notes:

(1) Gross acres are lands in which the Corporation has a working or royalty interest.

(2) Net acres are the sum of the Corporation's share of the working interests in these lands. Net acreage may be subject to royalties or production-sharing agreements.

    DRILLING ACTIVITY

    The following table sets out the wells drilled by the Corporation during the years ended December 31, 2001 and December 31, 2000.

                                                                2001       2001       2000       2000
WELLS DRILLED                                                 GROSS(1)    NET(2)    GROSS(1)    NET(2)
-------------                                                 --------   --------   --------   --------
Exploratory
  Oil.......................................................     1.0       0.5        1.0        0.2
  Gas.......................................................    --        --         --         --
  Suspended.................................................    --        --          1.0        0.5
  Dry.......................................................     1.0       0.4       --         --
Development/Appraisal
  Oil.......................................................     8.0       5.7        6.0        4.9
  Gas.......................................................    --        --         --         --
  Suspended.................................................     1.0       1.0       --         --
  Dry.......................................................    --        --          1.0        0.2
                                                                ----       ---        ---        ---
Total.......................................................    11.0       7.6        9.0        5.8
                                                                ====       ===        ===        ===

------------------------------

Notes:

(1) Gross wells are the number of wells in which the Corporation has a working or royalty interest.

(2) Net wells are the sum of the Corporation's working interests in the gross wells. Net working interests may be subject to production-sharing agreements.

    CAPITAL EXPENDITURES

    Capital expenditures for the Oil and Gas segment in 2001 totalled
$79.0 million. Of this amount, $16.2 million included exploration activities and $62.8 million comprised development and appraisal work. $75.1 million was spent in Cuba and $1.4 million was spent in Spain. The two core areas comprised 97% of capital expenditures for the Oil and Gas segment in 2001. During 2000, a total of $66.3 million was expended on oil and gas capital expenditures:
$18.2 million on exploration activities and $48.1 million on development activities.

    The table below outlines the respective capital expenditures incurred in Cuba and Spain on a quarterly basis for the years 2000 and 2001.

CUBA

                                                     CAPITAL EXPENDITURES (THOUSANDS OF DOLLARS)(1)
                                             ---------------------------------------------------------------
                                                 TOTAL YEAR            DEVELOPMENT           EXPLORATION
                                             -------------------   -------------------   -------------------
                                               2001       2000       2001       2000       2001       2000
                                             --------   --------   --------   --------   --------   --------
1st Qtr....................................  $18,009    $ 9,980    $12,319    $ 6,841    $ 5,690    $ 3,139
2nd Qtr....................................   22,517     18,958     17,702     17,407      4,815      1,551
3rd Qtr....................................   21,469     23,489     21,135     14,175        334      9,314
4th Qtr....................................   13,136      6,673     10,312      3,964      2,824      2,709
                                             -------    -------    -------    -------    -------    -------
                                             $75,131    $59,100    $61,468    $42,387    $13,663    $16,713
                                             =======    =======    =======    =======    =======    =======

SPAIN

                                                           CAPITAL EXPENDITURES (THOUSANDS OF DOLLARS)(1)
                                                   ---------------------------------------------------------------
                                                       TOTAL YEAR            DEVELOPMENT           EXPLORATION
                                                   -------------------   -------------------   -------------------
                                                     2001       2000       2001       2000       2001       2000
                                                   --------   --------   --------   --------   --------   --------
1st Qtr..........................................   $  648     $  107     $  644     $  107     $    4     $--
2nd Qtr..........................................      406        383        331        518         75       (135)
3rd Qtr..........................................      171      3,011        148      1,475         23      1,536
4th Qtr..........................................      186      2,796        174        347         12      2,449
                                                    ------     ------     ------     ------     ------     ------
                                                    $1,411     $6,297     $1,297     $2,447     $  114     $3,850
                                                    ======     ======     ======     ======     ======     ======

------------------------------

Note:

(1) There were no property acquisitions made during 2001 and 2000.

    During 2002, the Corporation intends to focus primarily on continued field development in the Puerto Escondido, Yumuri, and Canasi field areas in Cuba and will explore for new oil deposits in the northern oil trend. The Corporation also intends to pursue selective exploration/development programs in geologically similar jurisdictions to Cuba.

FERTILIZERS

    The Corporation owns certain fertilizer, utilities, storage and other assets located in Fort Saskatchewan, Alberta, which enhance the security of supply of certain inputs and services required for the metal refinery's operations. These assets produce ammonia and sulphuric acid that are utilized by the refinery's hydrometallurgical process, which in turn produces ammonium sulphate as a by-product. Most of the revenue of the fertilizer business is derived from the sale of nitrogen fertilizers, sulphate fertilizers, and sulphuric acid. In 2001, all sales were made in the Canadian market, which minimized freight costs and maximized sales margins. Demand for fertilizer products is seasonal, consisting of a spring season and a fall season. Sales are usually higher in the spring application season. Results for the fertilizer business are included in the Metals results.

    High energy costs necessitated the temporary suspension of production of Sherritt International's urea facility at the end of October 2000. The facility was not restarted in 2001 and was written down to its net realizable value at year-end 2001.

    The western Canadian ammonia reference price averaged $456 per tonne during 2001, 23% higher than the price for 2000, consistent with higher international nitrogen fertilizer prices. Average prices for western Canadian ammonium super sulphate were $202 per tonne during 2001, essentially unchanged from 2000.

    Sherritt International is a supplier of ammonium sulphate and sulphuric acid to the western Canadian market and supplies approximately 6% of the anhydrous ammonia market. Nitrogen prices in western Canada largely reflect world prices. Ammonium sulphate and sulphuric acid prices in western Canada are driven by market conditions in western Canada and the Pacific Northwest. Product is transported in bulk by surface mode.

    Capital expenditures of $2.2 million were incurred in 2001 to sustain the productive capacities of the fertilizer assets.

                                  ELECTRICITY

    Sherritt Power commenced operations in March 1998, and was constituted for the purpose of financing, constructing and operating power-generating businesses. Its initial investment, through a wholly-owned subsidiary, Sherritt Utilities Inc. ("Powerco"), was in Energas S.A. ("Energas"), a Cuban joint venture corporation in which it currently holds a one-third interest, together with two Cuban agencies, Union Electrica ("UNE"), and Union Cubapetroleo ("CUPET"), which each hold a one-third interest. Energas is the first joint venture in Cuba established to utilize raw gas as a fuel to generate electricity.

    Powerco has constructed and commissioned two integrated gas treatment/power generating facilities located near the Varadero and Boca de Jaruco oil fields. The facility located in the Varadero and Boca regions of Cuba are operated by Energas. The plants process and use as feedstock raw gas to generate electricity for delivery and sale to the Cuban national electrical grid. Powerco has the right to appoint the general managers for both sites the initial five year operating period for each phase of the Energas project.

    As at December 31, 2001, Powerco had constructed and commissioned a net power capacity of 98 MW (plus 20 MW being produced from a leased turbine located near the Varadero plant) for Energas at Varadero and 33 MW at Boca for a total of 151 MW.

    Construction for the third and final phase of the Varadero facility, which is the conversion to a combined cycle operation (utilizing waste heat and supplementary gas) to generate 75 MW of net power capacity, has commenced and commissioning is expected in mid 2002. The delay in completion of the final phase of construction of the Varadero site, which was initially scheduled for commissioning in April 2000, is the result of several unforeseen events, including the disruption of air transportation subsequent to the events of September 11, 2001, which resulted in a temporary construction shutdown.

    The establishment and operation of Energas is provided for by an association agreement ("Association Agreement") among Powerco, UNE and CUPET for a period of approximately 20 years, commencing February 1997, subject to extension by mutual agreement of the parties and the approval of the Government of Cuba. After the expiry of the term, Energas will be dissolved and its assets distributed among the shareholders equally. Powerco is obligated to finance, construct and provide initial operating personnel and training for the Varadero and Boca facilities.

    Under the terms of the Association Agreement, the profits of Energas are paid out in the following order of priority: first to Powerco in repayment of all financing costs related to the total capital costs of the facilities; then to the Government of Cuba for land rights granted in connection with the power plant sites; and finally, subject to mutual agreement, to the Energas shareholders equally in the form of dividends. The terms of the Association Agreement require CUPET to supply Energas at no cost, the raw gas from the Varadero and Boca oil fields as feedstock to the Varadero and Boca plants. In the event of insufficient gas supply from these fields, CUPET has granted a right of first refusal to Energas to use (subject to certain specified limits based on the capacity of the Varadero and Boca gas plants) additional gas reserves discovered in the regional vicinity of the Varadero and Boca oil fields under the terms and conditions applicable to the present gas delivery arrangements.

    Energas and UNE have entered into an agreement providing for the purchase by UNE of all of the electric power generated by Energas up to a maximum of 1,680 gigawatt hours per year. This purchase obligation commenced in October, 1998, when the first phase of the Varadero facility commenced commercial production, and will continue as long as the Association Agreement is in effect. The electricity tariff is set at U.S.$0.045 KWh during the period in which Powerco is recovering its financing costs and U.S.$0.038 KWh thereafter. A second agreement provides for the purchase by UNE of electrical power generated from the 20 MW gas turbine under lease to Powerco for the duration of the 10-year lease term. At the end of 2001, Energas provided approximately 4% of the national energy grid's electrical requirements.

    Energas has entered into agreements with agencies of the Government of Cuba, on the basis of international reference prices, for the purchase and sale of sulphur, LPG and natural gas condensates which are recovered from the processing of raw gas at the Varadero and Boca facilities.

    In March 1998, Sherritt Power completed an initial public offering of $150 million of units, consisting of Notes and 4,050,000 common shares, which represented approximately 50.3% of its equity. Separately, the Corporation subscribed for $20 million of common shares and $75 million of Notes. The Corporation holds 4,000,000 common shares, or approximately 49.7% of the equity of Sherritt Power. On March 21, 2001, holders of the Notes approved amendments to the terms of the Notes. These amendments included changes to the repayment schedule, extending the maturity date, increasing the interest rate to 12.125%, and the payment of a consent premium of $15 per $1,000 principal amount of Notes. As a result of this amendment, the Corporation received approximately $20.3 million from Sherritt Power in 2001 representing the payment of the first repayment, the consent premium and accrued interest. The Corporation also advanced Sherritt Power $19.6 million in 2001 under the Cash Flow Assurances Agreement dated March 1998 for the purposes of funding the accelerated repayment. This advance bears interest at the rate of LIBOR plus 6%.

    The Corporation has also agreed, as part of the above, to advance funds to Sherritt Power (pursuant to the Cash Flow Assurances Agreement) under certain circumstances to enable it to fund its obligations under the Notes to a maximum of U.S.$12.5 million and to reimburse Sherritt Power for amounts deductible in respect of Cuban taxes on dividends of Energas up to an aggregate maximum of U.S.$5 million. Pursuant to the Cash Flow Assurances Agreement, in April 2001, the Corporation advanced to Sherritt Power $19.6 million.

    VARADERO

    The Varadero facility is located approximately 140 kilometres east of Havana. When fully constructed, the facility will consist of two integrated raw gas processing plants, three gas turbines and associated electric generators, a heat exchange system for generating high-pressure steam, and a steam turbine and associated electric generator. In addition, the Varadero site includes an electrical substation and transformers to facilitate the connection to the Cuban national grid system and an integrated maintenance and administration facility. Aggregate net power capacity of this facility when fully constructed will be approximately 173 MW. Once the electricity is transformed to 110,000 volts, it is directed through three transmission lines to Cuba's national grid system. At present, two sour gas processing plants and three gas turbines are in operation at the Varadero site with a net capacity of 98 MW. During 2000, 826,253 MWh of electricity was sold generating revenue of U.S.$37.2 million for Energas. During the same period, the plant operated at 94.7% availability. During 2001, 733,754 MWh of electricity was sold, resulting in revenue of U.S.$33.0 million for Energas, with Varadero operating at 86% availability. The lower availability rate and electricity sales were mainly due to generator repairs in March and April of 2001 on one of the Varadero gas turbines and lower dispatch caused by the effects of Hurricane Michelle which damaged transmission lines.

    The two integrated gas plants at the Varadero site have a combined rated capacity of approximately 43 mmcf/d of raw gas inlet, yielding approximately 38 mmcf/d of sweet gas, 60 Tpd of sulphur, 438 Bpd of LPG and 226 Bpd of condensate. When additional compression is added upon completion of the final phase of the Varadero facility, the site will have a combined rated capacity of approximately 50 mmcf/d of raw gas inlet, yielding approximately 43 mmcf/d of sweet gas. The sulphur, LPG and condensate capacity will remain the same.

    In 1999, Powerco, CUPET and UNE agreed to expand the operations of Energas to include the refurbishment and operation of an existing gas turbine owned by UNE which is located near the Varadero site. The turbine has been refurbished and began generating 20 MW of power after being commissioned in March 2000. During 2001, 118,907 MWh of electricity was sold, generating revenue of U.S.$5.6 million for Energas with the turbine having operated at 88% average availability. During 2001, 142,231 MWh of electricity from this turbine was sold, generating revenue of U.S.$5.6 million for Energas, with the turbine having operated at 85% average availability.

    The refurbishment of the gas turbine was financed by Powerco from surplus cash flow from existing operations. The terms and conditions of the financing arrangements, the supply of gas, and the sale of this additional electricity, are similar to the existing arrangements for the Varadero and Boca plant sites. The turbine unit is leased to Energas for a 10-year term expiring 2010 and a lease fee based upon the amount of electricity generated on a monthly basis is paid to UNE.

    BOCA DE JARUCO

    The Boca facility is located 50 kilometres east of Havana. The site consists of a sour gas processing plant, one gas turbine and an associated electric generator with a net power capacity of 33 MW. The site also includes an electrical substation, a transformer to facilitate the connection to the Cuban national grid system and an administration facility. The gas plant has a rated capacity of approximately 12.0 mmcf/d of raw gas inlet, yielding approximately
10.0 mmcf/d of sweet gas, 10 Tpd of sulphur and 58 Bpd of condensate.

    The Boca facility began production in August of 1999. In 2000, 274,253 MWh of electricity was sold generating revenue of U.S.$12.3 million for Energas. During this same period the plant operated at 95.3% availability. In 2001, 281,230 MWh of electricity was sold generating for Energas revenue of U.S.$12.6 million with the plant operating at 95% availability, representing an increase of 6,977 MWh and U.S.$0.3 million, respectively, over the same period in 2000. The electricity produced at the Boca site is transformed to 110,000 volts and directed through a single transmission line to the Cuban national grid for distribution.

    The Boca site was designed to provide for possible future expansion. Significant petroleum discoveries have been made in the Puerto Escondido and Yumuri oil fields which are in the vicinity of the Boca site. During the past two years, discussions among Powerco, UNE and CUPET have been held regarding the possible expansion of the Energas Boca facilities to include two additional gas turbine units, a heat exchange system and a steam turbine. The expansion would be completed in three stages based upon the establishment of sufficient gas reserves, primarily from the Puerto Escondido and Yumuri oilfields, to provide for a 20 year operating term for each of the stages, after taking into account the existing requirements for the Boca facility. The expansion of the Boca facility is subject to the establishment of sufficient gas reserves, acceptable power off-take agreements and obtaining requisite financing on acceptable terms. If this expansion is undertaken, upon completion, the Boca facility would have the same configuration as the Varadero facility, with a net power capacity of 173 MW. The terms and conditions for the supply of gas by CUPET and the purchase of the additional electricity produced by UNE will be the same as that for the existing Boca facility. Sherritt Power has advised the total construction cost of the Boca site expansion to be approximately U.S.$124 million.

    In 2000, Powerco agreed to finance and construct a gas pipeline to transport raw gas from the Puerto Escondido oil field to the Boca site. As with all of its existing investments, Sherritt Power will recover, through Powerco, the cost of financing for this project, together with interest thereon, from Energas, prior to sharing any benefits with its Cuban partners. In the second quarter of 2001, the pipeline was commissioned. In addition to extending the life of the Boca operations, Sherritt Power has advised the Corporation that it believes this pipeline may supply the raw gas requirements for the future expansion of the Boca site and enable Sherritt Power to pursue additional investment opportunities. The total capital cost of the pipeline was U.S.$1.5 million.

    GAS RESERVES

    Sherritt Power's ability to recover its investment in the Varadero and Boca de Jaruco facilities and its ability to derive a continuing return from its interest in Energas are dependent, among other things, on the gas reserves in the vicinity of the Varadero and Boca oil fields. Sherritt Power has advised the Corporation that it understands, based on reserve reports commissioned by Sherritt Power, that as of January 1, 2002, the estimated gas reserves in the Varadero reservoir comprise approximately 92,006 mmcf total proved, 197,648 mmcf proved plus probable additional and 347,749 mmcf total proved plus probable additional plus possible reserves. In the case of the Boca facility, gas reserves from the Boca and Puerto Escondido reservoirs comprise a total of 16,914 mmcf total proved, 27,975 total proved plus probable additional and 83,257 mmcf of total proved plus probable additional plus possible reserves. The Puerto Escondido reserves have been included because they are in the vicinity of the Boca facility and they have now been tied in to the Boca site in the first quarter 2001. The reserves from the Varadero, Boca and Puerto Escondido reservoirs are not owned by Sherritt Power or Energas, but are disclosed herein to indicate the gas reserves in the vicinity of the facility which, by agreement with CUPET are for the use of Energas.

    The Corporation has also been informed by Sherritt Power that based on the proved plus probable plus possible reserves, it believes that there will be sufficient natural gas reserves to operate the Varadero plant for 20 years at an assumed inlet rate of 50 mmcf/d and the Boca plant for thirteen years at an assumed rate of 12 mmcf/d, after taking into account the current and anticipated requirements of the existing CUPET gas processing plant of 6 mmcf/d. Based on risked reserves, where the probable additional reserves are reduced by 50% to account for risk and the possible reserves are reduced by 90% to account for risk, the Varadero and Boca plants could operate for approximately nine and four years, respectively. Based on proved reserves only, it is estimated that the Varadero plant could operate for approximately five years and the Boca plant for approximately three years at these assumed inlet rates.

    ADDITIONAL INVESTMENT OPPORTUNITIES

    In addition to the possible expansion of the Boca facility, as previously described, Sherritt Power has advised that it is evaluating a number of smaller incremental growth opportunities in Cuba, as well as power generation opportunities in Canada and elsewhere.

                                 COMMUNICATIONS

    In February 1998, SI Communications, a wholly-owned subsidiary of the Corporation, purchased a 37.5% (subsequently increased to 40% in 2000) indirect interest in Cubacel. Cubacel was formed in December 1991 as a 50-50 joint venture between the Ministry of Information Technology and Communications (formerly the Ministry of Communications) of the Government of Cuba and private investors. Cubacel is the sole provider of cellular communications within the 800 MHz band throughout Cuba. SI Communications holds 80% of a corporation whose primary asset is 50% of the outstanding common shares of Cubacel, giving the Corporation indirect control of the company which operates Cubacel. Cubacel's concession is for a period of 20 years from the date of institution of service in each region, subject to further extensions from the Ministry of Information Technology and Communications.

    In 2001, Cubacel's revenue increased by 10% to $17.7 million, reflecting a 24% increase in the year-over-year number of subscribers, offset by a 17% decrease in average monthly revenue to U.S.$273 per subscriber.

                               OTHER INVESTMENTS

    Other assets of Sherritt International include investments in Australia and in certain Cuban businesses in the hotel and agriculture sectors.

    INVESTMENT IN ANACONDA

    In 1999, the Corporation purchased 34,251,304 common shares of Anaconda, an Australian public company whose principal assets are an interest in the Murrin Murrin lateritic nickel/cobalt reserves and refining facilities in Western Australia. On December 31, 2001, the Corporation wrote down its investments in Anaconda by $23.4 million to reflect the decrease in the value of Anaconda's shares. The Corporation currently holds 36,947,367 common shares of Anaconda.

    SOYBEAN BASED FOOD PROCESSING

    Sherritt International holds a 49% indirect interest in Procesadora de
Soya, S.A., a Cuba-based joint venture, that has constructed a 500 tonne per day soybean processing plant in Cuba. The plant is located in Santiago de Cuba and produces soy based crude oil, soy meal, flour and vegetable protein for sale into the domestic and export markets. The plant was commissioned in April 2001. During 2001, 46,259 tonnes of soybeans were processed.

    AGRICULTURE

    The Corporation holds a 50% indirect interest in a fruit and vegetable joint venture with an agency of the Government of Cuba, which operates under the trade name of "Sherritt Green". The operation is located on 200 hectares of land in the province of Matanzas.

    HOTELS

    Sherritt International holds a 25% indirect interest in the concession for the Las Americas luxury beach front hotel and bungalow complex, located on the Hicacos peninsula in the Varadero resort area of Cuba. The hotel opened for business in 1994. The operations of the hotel complex are conducted by a third party, pursuant to a management contract.

    The Corporation holds a 12.5% indirect interest in the concession for the hotel Melia Habana, a five-star hotel located on oceanfront property in the Miramar district of Havana. The hotel, which provides special amenities for business travelers, commenced operations in 1998. The operations of the hotel are conducted by a third party, pursuant to a management contract.

                                  ENVIRONMENT

    GENERAL

    The Corporation's Board of Directors has an environmental, health and occupational safety committee which has a mandate to review environmental, health and safety policies and programs, oversee the Corporation's related performance and monitor current and future regulatory issues. The Corporation believes that it is in material compliance with all applicable environmental legislation. Reference is made to "Environment, Health and Safety" on page 17 of Sherritt International's 2001 Annual Report, which information is incorporated herein by reference.

    The Corporation has estimated its future liability for abandonment and site restoration and has been accruing for this liability appropriately to each business in accordance with generally accepted accounting principles. The provisions for site restoration and abandonment for the year ended December 31, 2001 are set out in note 9 to the consolidated financial statements on page 41 of the 2001 Annual Report, which information is incorporated herein by reference.

COAL

    The coal mining industry is subject to extensive regulation by federal, provincial and local authorities as to matters including:

    - employee health and safety;

    - air quality;

    - water quality and availability;

    - the protection and enhancement of the environment (including the protection of plants and wildlife);

    - land-use zoning;

    - development approvals;

    - the generation, handling, use, storage, transportation, release, disposal and clean-up of regulated materials, including wastes; and

    - the reclamation and restoration of mining properties after mining is completed.

    Mining operations are regulated primarily by provincial legislation, although Luscar must also comply with applicable federal legislation and local by-laws. A breach of environmental legislation may result in the imposition of fines, other penalties and clean-up orders, which could potentially have a material adverse effect on operations.

    Each of the provinces in which Luscar operates has stringent environmental legislation and requirements. These laws require approval of many aspects of coal mining operations. The construction, development and operation of a mine entails compliance with applicable environmental legislation and obtaining land use and other permits, licences and similar approvals from various governmental authorities, which may involve costly and time consuming environmental impact assessments. In addition, legislation requires that mined out sites be abandoned and reclaimed to the satisfaction of provincial authorities. Luscar does not anticipate significant approval, issuance or renewal problems for its required licences and permits, but cannot give any assurance that its licences and permits will be renewed or granted in the future or that delays in obtaining or failure to obtain approvals will not adversely affect operations.

    PROVINCIAL ENVIRONMENTAL LEGISLATION

    Mining operations span three provinces: British Columbia, Alberta and Saskatchewan. In general, all three provinces have similar environmental legislation. All three provinces have requirements for environmental impact assessments of new projects or major expansions. These assessments typically involve extensive stakeholder consultation, including public advertising and input. Provincial jurisdiction extends from the opening of a mine to its operations and closure. Each province also has its own legislation with respect to heritage and cultural resources, the handling and transportation of dangerous goods and site remediation and reclamation.

    In Alberta, the ENVIRONMENTAL PROTECTION AND ENHANCEMENT ACT ("EPEA") establishes stringent environmental requirements relating to emissions, clean-up, reclamation, conservation and disclosure. Alberta's EPEA also governs the conduct of environmental impact assessments of new projects, existing operations and mine closures. Operating licences for up to ten years are issued under the EPEA for virtually all aspects of mining operations. THE COAL CONSERVATION ACT, which is administered by the Energy Resources Conservation Board, is the regulatory instrument that governs coal mining operations. The use and protection of water are governed by the WATER ACT.

    The Alberta government requires security bonding to be posted for mine reclamation obligations based upon estimated costs to reclaim disturbed lands. This obligation for security is satisfied by way of letters of credit provided by Canadian banks.

    In Saskatchewan, environmental matters relating to mining operations are governed primarily by the ENVIRONMENTAL MANAGEMENT AND PROTECTION ACT (the "EMPA") and the Mineral Industry Environmental Protection Regulation made thereunder. Under the EMPA and its regulations, permits and approvals are required for any facility or operation which discharges a pollutant into the environment. Approvals, typically issued for a one-year term, are routinely renewed each year although there is no guarantee that this will not change. A development in Saskatchewan may be subject to review under Saskatchewan's ENVIRONMENTAL ASSESSMENT ACT. The CLEAN AIR ACT regulates air quality, including emissions into the atmosphere, while the WATER CORPORATION ACT regulates the use of water. The EMPA also regulates the decommissioning, abandonment and reclamation of a mine or operation. The Saskatchewan government has recently legislated a reclamation bonding system similar to the system in Alberta which it is in the process of implementing and with which Luscar will be required to comply.

    In British Columbia the primary legislation for the protection of the environment is the WASTE MANAGEMENT ACT, including regulations made thereunder. A project may be subject to review under British Columbia's ENVIRONMENTAL ASSESSMENT ACT. Operating approvals are issued under a number of Acts, including the MINES ACT, the WASTE MANAGEMENT ACT, the WATER ACT, the COAL ACT, the LAND ACT and the FOREST ACT. Approvals are typically issued for the life of a specific mine, pit or mining block, and include requirements to submit updated reclamation information. The British Columbia government has a reclamation bonding system similar to that of Alberta and with which Luscar complies through posting letters of credit provided by Canadian banks.

    FEDERAL ENVIRONMENTAL LEGISLATION

    Coal mining frequently involves crossing, impounding, diverting and using surface waters. Such activities can require approval under federal legislation, such as the federal FISHERIES ACT for the construction of a project that may result in the harmful alteration of fish habitat or the NAVIGABLE WATERS PROTECTION ACT if the water course is navigable by watercraft.

    Other federal legislation that Luscar must comply with includes the federal ENVIRONMENTAL PROTECTION ACT 1999, which generally regulates the use, importing, storage and interprovincial or international transport of certain restricted and prohibited substances. The federal FISHERIES ACT prohibits the alteration or destruction of fish habitat, and prohibits the deposit of any substance that may be harmful into water that may be inhabited by fish.

    The federal ENVIRONMENTAL ASSESSMENT ACT ("CEAA") requires that an environmental impact assessment be conducted with respect to certain proposed projects. Projects that are subject to CEAA include federally financed projects, projects requiring the disposition of federal lands and projects requiring prescribed federal regulatory actions, such as federal approvals. The CEAA may apply to some of Luscar's proposed projects, which, for example, may impact fish habitat or navigable waters.

    Although approvals under the federal MIGRATORY BIRDS CONVENTION ACT are not required, penalties under this statute can be imposed if activities result in harm to migratory birds. New federal legislation relating to the protection of endangered species is pending which could impact on Luscar's ability to develop new mines, to mine in certain areas or could require added expenses to preserve or enhance habitat for endangered species.

    MUNICIPAL BY-LAWS

    Luscar is also subject to local laws, including by-laws passed by local municipalities relating to local land use, rural road closures, storm run-off and nuisance situations, such as dust and weed controls.

    AIR QUALITY AND CLIMATE CHANGE

    The burning of coal results in the production of various combustion products including sulphur, nitrogen and carbon compounds. Public and government concern over the addition of these materials to the atmosphere may restrict the burning of coal or may cause coal consumers to control the emission of these compounds through investments in control technologies. Canada, as a party to the United Nations Framework Convention on Climate Change (the "Convention") and the subsequent implementation protocol that was adopted in 1997 (known as the Kyoto Protocol), has stated its intention to reduce overall greenhouse gas emissions to 94% of 1990 levels by no later than 2012. One of the greenhouse gases of concern is carbon dioxide which is produced from the burning of fossil fuels including coal. Many other countries are also a party to the Convention and the Kyoto Protocol and have similar intentions to limit greenhouse gas emissions. In July 2001, an agreement was reached in Bonn, Germany among approximately 180 countries, which potentially will lead to ratification of the Kyoto Protocol by Canada in 2002. Existing customers produce a significant amount of electricity for regions they serve, and it is expected they will continue to operate due to the ongoing and increasing demand for electricity. If the power plants which Luscar supplies are subjected to any potential requirement to reduce carbon dioxide emissions, then its customers may seek to reduce the amount of coal consumed, introduce new technology that would allow for reduction of carbon dioxide emissions, engage in programs that would permit continued use of coal by paying for the right to do so or reduce carbon dioxide emissions in other areas of their businesses. Any reduction of Luscar's customers' use of coal, and any restrictions on the burning of coal, will negatively impact Luscar's ability to extend existing contracts or to grow through new coal sales.

    ENVIRONMENTAL MANAGEMENT AND COMPLIANCE

    Luscar is committed to meeting its responsibilities to protect the environment wherever it operates and it anticipates making increased capital and other expenditures as a result of the increasingly stringent environmental protection legislation.

    Luscar has established a comprehensive environmental management program directed at environmental protection. The program consists of an environmental policy, codes of practice, regular audits, the integration of environmental procedures with operating procedures, employee training and emergency prevention and response procedures.

    Luscar believes that it is in material compliance with all applicable environmental legislation. It endeavors to conduct mining operations in compliance with all applicable federal, provincial and local laws, including approvals obtained under those laws. Given the nature of the extensive and comprehensive regulatory requirements, violations during mining operations inevitably occur from time to time. Luscar has been cited for few environmental violations, and it has not incurred any violations which have had a material adverse effect on the environment, its ability to continue any operation or on its financial condition.

    Luscar believes that all approvals currently required to conduct its current mining operations have been obtained. Luscar may be required to prepare and present to federal, provincial or local authorities data relating to the impact that a proposed development or existing coal mine may have on the environment. Such requirements could prove costly and time-consuming and could delay commencing and continuing exploration or production operations.

    Future legislation and administrative regulations may further emphasize the protection and enhancement of the environment and as a consequence, Luscar's activities may be even more closely regulated. Such legislation and changes to legislation, as well as future interpretations of laws and increased enforcement, may require substantial increases in Luscar's equipment and operating costs and delays, interruptions or a termination of operations, the extent of which cannot be predicted.

    HEALTH AND SAFETY

    Like environmental matters, the provinces have primary jurisdiction over health and safety matters at coal mines. The provinces either enforce federal standards, or they have established their own equivalent legislation governing safe work practices, both generally and specifically with respect to mines. Luscar carries out extensive health and safety training programs in an attempt to provide a safe work place for its employees. In addition, all mines have emergency response crews that are trained in advanced first aid and in responding to emergency rescue situations.

    ABORIGINAL RIGHTS

    Canadian courts have recognized that aboriginal peoples may continue to have unenforced rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with those rights. These rights may vary from limited rights of use for traditional purposes to a right of aboriginal title and will depend upon, among other things, the nature and extent of prior aboriginal use and occupation. The courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights claims through negotiation of treaties.

    In British Columbia, few treaties exist with aboriginal peoples. Nearly all of the land in British Columbia has been identified as being part of a traditional territory for at least one aboriginal people. Under the British Columbia Treaty Commission, each aboriginal people files a statement of intent to negotiate, identifying the territory in which they historically lived and carried out traditional activities.

    It is not possible to predict with certainty the impact which aboriginal rights claims or future treaties that deal with these rights may have on resource development or Luscar's ability to develop new or further develop existing properties in British Columbia.

    In Alberta and Saskatchewan there are many treaties in place, and aboriginal rights and claims therefore have less impact on resource development since such claims are subject to the terms of those treaties.

    ELECTRIC UTILITY INDUSTRY

    The electric utility industry is subject to extensive regulation regarding the environmental impact of electricity generation activities. New legislation or regulations could be adopted that may have a significant impact on coal mining operations or the ability of coal customers to use coal. Future legislation and regulations could cause additional expense, capital expenditures, reclamation obligations, restrictions and delays in the development of new coal mines or the operation of existing coal mines, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, Luscar must comply with legislated or regulated standards and existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.

METALS

    CANADA

    Operations at the Fort Saskatchewan site are subject to extensive provincial and federal environmental statutes and regulations, including those relating to air emissions, ground water, wastewater discharges and the handling and disposal of hazardous substances and wastes. Sherritt International believes that CRC's refinery operations and its fertilizer operations are in compliance with such statutes and regulations.

    The Fort Saskatchewan site was in substantial compliance with Alberta Environment (formerly Alberta Environmental Protection) effluent limits in 2001. Provisions were made by the Corporation's predecessor to cover future site restoration.

    The Corporation's facilities at the Fort Saskatchewan site are operated based on approvals granted to Sherritt International under the ENVIRONMENTAL PROTECTION AND ENHANCEMENT ACT (Alberta). The Corporation was granted an operating approval in March 1998, expiring in 2008. The approval is separate from those of the predecessor company and other companies at the Fort Saskatchewan site. Sherritt International's environmental management systems continue to be coordinated with these other companies, and cooperation will continue on a number of environmental matters between the companies pursuant to an Environmental Management Agreement executed on October 31, 1996.

    In 1999, the Corporation entered into an agreement with the City of Fort Saskatchewan ("City"), pursuant to which the City agreed, commencing
January 2000, to receive liquid effluent originating from the Fort Saskatchewan site. The liquid effluent is transported to, and treated at facilities operated by the Alberta Capital Region Waste Water Commission, of which the City, as a municipality is a member.

    The Corporation's predecessor company retains full responsibility for damages arising from any claims relating to the operations of the CRC refinery facilities prior to December 1, 1994, whether arising from latent or identified conditions, including all health-related claims and all matters related to any required remediation of environmental damage done prior thereto. The Corporation's predecessor company also retains similar responsibility for claims related to the fertilizers operations prior to November 1, 1996.

    The Corporation has assumed its predecessor company's obligations to GNC in respect of environmental indemnities, but has also received indemnification from its predecessor company to the same extent, with respect to matters occurring prior to the Corporation's commencement of operations in November, 1995.

    CUBA

    Environmental regulations in Cuba relating to mining operations are generally consistent with internationally accepted standards. Conditions and practices not in compliance with such regulations that impact adversely upon the environment exist at Moa Nickel's mining operations. As a result of the decrees of the Executive Committee of the Council of Ministers of the Republic of Cuba, Moa Nickel has been granted until December 1, 2004 to comply with any existing or new environmental laws in force in Cuba up until that time. Moa Nickel has instituted several environmental initiatives since 1994 as part of a program which has been developed to meet environmental requirements.

    Sherritt International and Moa Nickel have been indemnified by GNC with respect to a number of environmental matters. Damage arising from claims concerning identified or latent conditions relating to the operations of Moa Nickel facilities at or prior to the formation of the Metals Enterprise, including all health-related claims, and all matters related to any required remediation of environmental damage done prior to the formation of the Metals Enterprise, are subject to complete indemnification by GNC. In addition, GNC is obligated to indemnify Sherritt International and Moa Nickel against environmental damages arising out of Moa Nickel's continuing operations at the Moa Nickel facilities, whether in accordance with the practices in place at the time of the formation of the Metals Enterprise or as modified in the normal course of operations.

    No assurance can be given that environmental issues relating to the Metals Enterprise or the Corporation's facilities will not result in costs or losses that will be material to Sherritt International or will impair the ability of the Metals Enterprise or Sherritt International to obtain financing on acceptable terms.

    OIL AND GAS

    Sherritt International conducts its oil and gas business in compliance with the environmental and safety regulations of all of the jurisdictions in which the Corporation holds property interests. The Corporation is not aware of any environmental protection measures required or any unusual contingent environmental liabilities applicable to its properties, which are not generally common to oil and gas industry participants in those jurisdictions.

    SHERRITT POWER

    The gas processing facilities at the Varadero and Boca sites recover impurities in the raw gas collected from the Varadero and Boca oil fields. Prior to the commissioning of these facilities the raw gas was flared.

    The Varadero and Boca sites are subject to regulation under Cuban environmental laws. The areas in the vicinity of these sites have been used for the development and production of petroleum and natural gas for more than 25 years; accordingly, there can be no assurance that the sites are free from environmental contamination. However, since Energas is a holder of surface rights only for a limited period of time, Sherritt Power has received confirmation from the Cuban government agency with jurisdiction over environmental matters that Energas has no liability under Cuban law for pre-existing contamination at the Varadero or Boca sites.

                                   EMPLOYEES

    At December 31, 2001, the number of people employed directly by the Corporation, its respective subsidiaries and affiliates was approximately 625. Sherritt International contracted the services of approximately 325 employees to Metals Enterprise operations located almost entirely in Canada. In addition, the Metals Enterprise contracted the services of approximately 1,145 employees of GNC at Moa. Sherritt International's fertilizers operations employed approximately 65 people in Canada. Sherritt International's engineering and metallurgical technologies workforce numbered approximately 60, the majority of whom were based in Fort Saskatchewan, Alberta.

    The Corporation engaged the services of approximately 90 employees in its oil and gas business. The workforce is comprised of a small number of employees located in each of Spain, Cuba and Canada. The Cuban oil and gas operations are supported by Cuban nationals whose services are provided through various Cuban government organizations.

    Sherritt Power has 43 employees engaged in managerial and operations positions. Energas employs approximately 58 people.

    Cubacel employs approximately 160 people.

    Luscar has 2,380 employees engaged in operations and management. The majority of the workforce is located in Alberta, along with three mine sites in Saskatchewan and one in British Columbia

                                     RISKS

    Reference is made to information contained under the headings "Risks and Uncertainties" of Management's Discussion and Analysis on pages 26 through 28 of Sherritt International's 2001 Annual Report, which information is incorporated herein by reference.

                                     ITEM 4
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL INFORMATION

    The following tables set out selected consolidated financial information for the years indicated:

                       CONSOLIDATED FINANCIAL INFORMATION

                                                                2001       2000       1999
                                                              --------   --------   --------
                                                               (millions of dollars, except
                                                                    per share amounts)
Revenue.....................................................  $ 636.6    $ 480.4    $ 372.3
Net earnings................................................     51.6      115.6       66.6
Earnings per share(1)
  Basic.....................................................     0.34       1.38       0.60
  Diluted(2)................................................     0.33       0.84       0.45
Total assets at end of period...............................  1,998.4    1,341.7    1,343.0
Long term debt..............................................    259.3      --         --
Total shareholders' equity at end of period.................  1,316.9    1,208.1    1,202.8

------------------------------

Notes:

(1) Earnings per share for 1999 have been restated for the new accounting standard on earnings per share, retroactively adopted in 2000.

(2) Total shareholders' equity included $600 million (2000 -- $600 million; 1999 -- $675 million) 6% convertible unsecured subordinated debentures, net of issue costs less applicable tax relief. Subject to regulatory approval, the Corporation may, at its option, satisfy the obligation to pay interest on the debentures or repay the principal amount of the debentures on redemption or at maturity in restricted voting shares. Accordingly, the debentures have been classified as shareholders' equity.

                 SELECTED 2001 QUARTERLY FINANCIAL INFORMATION

                                                                4TH        3RD        2ND        1ST
                                                              --------   --------   --------   --------
                                                               (millions of dollars, except per share
                                                                              amounts)
Revenue.....................................................   $189.0     $186.8     $161.7     $99.2
Net earnings................................................     (9.2)      23.5       15.0      22.3
Earnings (loss) per share(1)
  Basic.....................................................    (0.15)      0.18       0.11      0.23
  Diluted...................................................    (0.15)      0.14       0.10      0.16

------------------------------

Note:

(1) Fully diluted earnings per share is not appropriate for the fourth quarter of 2001, as the assumed conversion of the 6% convertible unsecured subordinated debentures and stock options would not be dilutive.

                 SELECTED 2000 QUARTERLY FINANCIAL INFORMATION

                                                                4TH        3RD        2ND        1ST
                                                              --------   --------   --------   --------
                                                               (millions of dollars, except per share
                                                                              amounts)
Revenue.....................................................   $117.7     $110.3     $140.4     $111.9
Net earnings................................................     19.5       29.4       31.9       34.7
Earnings (loss) per share(1)
  Basic.....................................................     0.21       0.36       0.40       0.40
  Diluted...................................................     0.15       0.22       0.24       0.23

------------------------------

Note:

(1) Restated to conform to the new accounting standard on earnings per share, retroactively adopted on December 31, 2000.

DIVIDENDS

    A dividend of $0.10 for each restricted voting share was declared and paid in the first and second quarter of 2001 and $0.05 in the third quarter of 2001; the reduction in the third quarter reflecting the decline in the Corporation's earnings due to deteriorating commodity prices. In November 2001, Sherritt International announced that due to the impact on the Corporation's earnings of the decline in the prices of oil, nickel and cobalt, as well as the uncertain outlook for these commodities, the Board of Directors decided to discontinue payment of a quarterly dividend and to retain earnings to fund the growth of its business. The decision to pay dividends rests with the Board of Directors of the Corporation, exercising its discretion from time to time, and may change as business conditions warrant.

                                     ITEM 5
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

    Reference is made to Management's Discussion and Analysis on pages 18 through 28 of Sherritt International Corporation's 2001 Annual Report, which is incorporated herein by reference.

                                     ITEM 6
                             MARKET FOR SECURITIES

    The securities of Sherritt International are listed and posted for trading on the Toronto Stock Exchange under the following symbols:

SECURITY                                                       SYMBOL
--------                                                      --------
Restricted Voting Shares....................................     S
6% Convertible Unsecured Subordinated Debentures............    S.DB

                                     ITEM 7
                             DIRECTORS AND OFFICERS

    The following table sets forth as at March 15, 2002, the names, municipality of residence and principal occupation of the directors of the Corporation, the period of service as a director of the Corporation and the number of securities beneficially owned, directly or indirectly, or over which control or direction is exercised.

                                    PRINCIPAL OCCUPATION AT
NAME AND MUNICIPALITY OF RESIDENCE          PRESENT          DIRECTOR SINCE             SECURITIES HELD
----------------------------------  -----------------------  ---------------   ---------------------------------
Ian W. Delaney(1)(4)..........      Chairman of the          October, 1995     100 multiple voting shares,
Toronto, Canada                     Corporation                                1,463,179 restricted voting
                                                                               shares, $400,000 of Debentures

Dennis G. Maschmeyer(4).......      President and Chief      February, 2002    1,825 restricted voting shares
Bruderheim, Alberta                 Executive Officer

Daniel P. Owen(1)(2)(3)(4)(5)...    Chairman of Molin        November, 1995    400,000 restricted voting shares
Toronto, Canada                     Holdings Limited

Rupert Pennant-Rea(1)(2)(3)...      Chairman of The          November, 1995    2,000 restricted voting shares
London, England                     Stationery Office
                                    Holdings Ltd.

Sir Patrick Sheehy(1)(2)(5)...      Chairman of Perpetual    November, 1995    4,250 restricted voting shares
London, England                     Income and Growth
                                    Investment Trust plc

------------------------------

Notes:

    The information as to securities beneficially owned or over which the foregoing directors exercise control or direction not being within the knowledge of the Corporation, has been furnished by the respective directors individually as at March 15, 2002.

(1) Messrs. Delaney, Owen, Pennant-Rea and Sir Patrick Sheehy are members of the Audit Committee.

(2) Messrs. Owen, Pennant-Rea and Sir Patrick Sheehy are members of the Nominating Committee.

(3) Messrs. Owen and Pennant-Rea are members of the Environmental, Health and Safety Committee.

(4) Messrs. Delaney, Maschmeyer and Owen are members of the Compensation Committee.

(5) Mr. Owen and Sir Patrick Sheehy are members of the Reserve Committee.

    Directors are elected until the next annual meeting of the shareholders of the Corporation.

    Mr. Frederic J. Wellhauser served as a director of the Corporation from March 1996 until February 2002 and as President and Chief Executive Officer of the Corporation from November, 1995 until his retirement on December 1, 2001.

    The Corporation does not have a standing executive committee.
Messrs. Delaney, Owen, Pennant-Rea and Sir Patrick Sheehy are members of the Audit Committee.

    The following sets out as at March 15, 2002 the principal occupations of the directors for the past five years:

    IAN W. DELANEY has served as a director of the Corporation since October 1995 and as Chairman of the Corporation since November 1995. Until October 1996, he was Chairman of the Board, Chief Executive Officer and a director of Viridian Inc. (formerly Sherritt Inc.), a fertilizer company.

    DENNIS G. MASCHMEYER has served as President and Chief Executive Officer of the Corporation since December 2001. From March 1995 until December 2001 he served as Senior Vice President, Metals Operations of the Corporation.

    DANIEL P. OWEN has served as a director of the Corporation since November 1995. He is Chairman of Molin Holdings Limited, an investment management company.

    RUPERT PENNANT-REA has served as a director of the Corporation since November 1995. He is Chairman of the Board of The Stationery Office Holdings Ltd., a publisher and printer.

    SIR PATRICK SHEEHY has served as a director of the Corporation since November 1995. Since 1996 he has been Chairman of Perpetual Income & Growth Investment Trust plc. Prior to 2001, he served as Chairman of Marlborough Underwriting Agency Ltd.

    The following table sets forth as at March 15, 2002 the names, municipality of residence and office of the officers of the Corporation.

NAME AND MUNICIPALITY OF RESIDENCE (CANADA)                   OFFICE WITH THE CORPORATION
-------------------------------------------    ----------------------------------------------------------
Ian W. Delaney...............................  Chairman of the Board
Toronto, Ontario

Dennis G. Maschmeyer.........................  President and Chief Executive Officer
Bruderheim, Alberta

Patrice Merrin Best..........................  Executive Vice President and Chief Operating Officer
Toronto, Ontario

Samuel W. Ingram.............................  Senior Vice President, General Counsel and Corporate
Toronto, Ontario                               Secretary

Barry L. Hatt................................  Senior Vice President, Oil and Gas
Calgary, Alberta

Jowdat Waheed................................  Senior Vice President, Finance and Chief Financial Officer
Toronto, Ontario

Michael Chalkley.............................  Senior Vice President, Metals Operations
St. Albert, Alberta

Robert Danelesko.............................  Vice President, Business Development
Toronto, Ontario

Subhash Karkhanis............................  Vice President, Metals Production
Edmonton, Alberta

Ernest Lalonde...............................  Vice President, Investor Relations and Corporate Affairs
Edmonton, Alberta

Brian McClelland.............................  Vice President, Human Resources
St. Albert, Alberta

Guy Bentinck.................................  Controller
Toronto, Ontario

Robert Reid..................................  Treasurer
Markham, Ontario

    The following sets out as at March 15, 2002, the principal occupations of the officers (other than Messrs. Delaney and Maschmeyer, in respect of whom information is provided above) for the past five years:

    PATRICE MERRIN BEST was appointed Executive Vice President and Chief Operating Officer in November of 1999. Between December 1996 and November 1999, Ms. Merrin Best served as Senior Vice President, Corporate Office. From November 1995 and through 1996 she served as Vice President, Corporate Affairs.

    SAMUEL W. INGRAM has served as Senior Vice President, General Counsel and Corporate Secretary of the Corporation since November 1995.

    BARRY L. HATT has served as Senior Vice President, Oil and Gas of the Corporation since September 2000, and as Vice President, Oil and Gas since November 1996. He has been Vice President and General Manager, Sherritt International Oil and Gas Limited since July 1996 and prior to that was Vice President, Exploration of that corporation since November 1995.

    JOWDAT WAHEED has held the position of Senior Vice President and Chief Financial Officer of the Corporation since May 2000. Since 1998, Mr. Waheed has also served as President and Chief Executive Officer of Sherritt Power. Prior to May 2000, he also served in the Office of the Chairman of the Corporation.

    MICHAEL CHALKLEY has served as Senior Vice President, Metals Operations of the Corporation since December 2001. Prior thereto he served as Vice President, Technologies of the Corporation since November 1997. Prior to that he served as Manager of Technology for Moa Nickel.

    ROBERT DANELESKO has served as Vice President, Business Development of the Corporation since February 1997 and prior to that he was General Manager, Procurement and Logistics since November 1995.

    SUBHASH KARKHANIS has served as Vice President, Metals Production of the Corporation since December 1998. Prior to that he was Manager of Maintenance at the Fort Saskatchewan operations since March 1988.

    ERNEST LALONDE was appointed Vice President, Investor Relations and Corporate Affairs of the Corporation in January 2002. From 1996 to 2002 he served as Director, Investor Relations and Treasurer of Luscar Ltd. and Luscar Coal Income Fund. In 1995 he served as Director, Corporate Development and Treasurer of Luscar Ltd.

    BRIAN MCCLELLAND has served as Vice President, Human Resources since September 2000. Prior to that he was General Manager, Human Resources, of the Corporation.

    GUY BENTINCK has served as Controller of the Corporation since June 1997. Prior to that he served as Senior Manager, Audit and Business Advisory Services Group with PricewaterhouseCoopers.

    ROBERT REID was appointed Treasurer in September 2001. During the previous five years he served as Finance Manager of the Corporation.

    The percentage of restricted voting shares beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and senior officers of the Corporation as a group, as at March 15, 2002, was approximately 2.0%. In addition, Mr. Delaney holds 100% of the multiple voting shares of the Corporation.

                                     ITEM 8
                             ADDITIONAL INFORMATION

    Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's Management Information Circular for its annual meeting to be held May 30, 2002. Additional financial information is contained in the Corporation's financial statements for its most recently completed fiscal year.

    The Corporation undertakes, upon request to the Corporate Secretary, to provide any person, when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus that has been filed in respect of a distribution of its securities:

    (i) one copy of the Corporation's Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

    (ii) one copy of the Corporation's comparative financial statements for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements subsequent to the financial statements for its most recently completed financial year;

   (iii) one copy of the Corporation's Information Circular in respect of its most recent annual meeting of shareholders; and

    (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above;

or, at any other time, subject to payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation, one copy of any document referred to in (i), (ii) or (iii) above.

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